Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of October 9, 2016

by and among

PRIMO WATER CORPORATION,

PRIMO SUBSIDIARY, INC.,

GLACIER WATER SERVICES, INC.

and

DAVID SHLADOVSKY, AS STOCKHOLDER REPRESENTATIVE

TABLE OF CONTENTS

ARTICLE I THE MERGER		2
1.1	The Merger.	2
1.2	Effective Time.	2
1.3	Effect of Merger.	2
1.4	Certificate of Incorporation and Bylaws of Surviving Corporation.	2
1.5	Directors and Officers of the Surviving Corporation.	2
1.6	Merger Consideration.	3
1.7	Exchange Procedures.	9
1.8	Issuances into Escrow.	11
1.9	Closing.	12
1.10	Transaction Documents.	12
1.11	Dissenters’ Rights.	12
1.12	Further Assurances.	12
1.13	Stock Transfer Books.	12

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE COMPANY		13
2.1	Ownership of Stock and Minority Common Units.	13
2.2	Existence and Good Standing.	13
2.3	Capital Stock.	13
2.4	Corporate Power, Authority and Enforceability.	14
2.5	Subsidiaries and Investments.	14
2.6	Operation of the Business.	15
2.7	No Violations; Consents and Approvals.	15
2.8	Litigation.	15
2.9	Financial Statements; Cash on Balance Sheet; Title to Assets.	16
2.10	Condition and Sufficiency of Assets.	16
2.11	Absence of Undisclosed Liabilities.	17
2.12	Indebtedness.	17
2.13	Absence of Material Adverse Changes.	17
2.14	Real Property and Leases.	17
2.15	Compliance with Applicable Laws; Permits.	18
2.16	Contracts; No Defaults.	19
2.17	Suppliers and Customers.	20
2.18	Intellectual Property.	21
2.19	Environmental Matters.	23
2.20	Absence of Certain Changes and Events.	24
2.21	Books and Records.	25
2.22	Employee Benefits.	26
2.23	Employees.	27
2.24	Insurance.	27
2.25	Brokers and Finders.	27
2.26	Taxes.	28

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2.27	Data Protection.	30
2.28	Disclosure.	30
2.29	Warranties.	30
2.30	No Implied Representations and Warranties.	31

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND MERGER SUB		31
3.1	Existence and Good Standing.	31
3.2	Equity Interests.	31
3.3	Purchaser Shares.	31
3.4	Corporate Power, Authority and Enforceability.	31
3.5	No Violations; Consents and Approvals.	32
3.6	SEC Reports.	33
3.7	Broker’s or Finder’s Fees.	33
3.8	Litigation.	33
3.9	No Prior Activities.	33
3.10	Financing.	33
3.11	Absence of Material Adverse Changes.	34
3.12	Disclosure.	34
3.13	Capital Stock.	34
3.14	No Implied Representations and Warranties.	34

ARTICLE IV COVENANTS AND AGREEMENTS OF PURCHASER AND THE COMPANY		34
4.1	Confidentiality.	34
4.2	Public Announcements.	35
4.3	Exclusive Dealing; No Solicitation or Negotiation.	35
4.4	Access and Investigation.	38
4.5	Conduct of Business of the Company.	39
4.6	Notification.	41
4.7	Filings; Other Actions; Notification.	42
4.8	Other Closing Transactions.	43
4.9	Registration Statement.	43
4.10	Listing of Additional Shares.	44
4.11	401(k) Plan.	44
4.12	Dissenters.	44
4.13	Tax Matters.	45
4.14	Lock-Up Agreements.	46
4.15	Stockholder Written Consent.	46
4.16	Board Appointment.	46
4.17	Additional Financial Statements.	46
4.18	Bonus Plans.	46

ARTICLE V CONDITIONS TO THE PURCHASER’S AND MERGER SUB’S OBLIGATIONS		47
5.1	Accuracy of Representations and Warranties.	47
5.2	Good Standing and Other Certificates.	47

5.3	Performance of Agreements.	47
5.4	No Litigation.	48
5.5	No Material Adverse Change.	48
5.6	Governmental and Other Approvals and Consents.	48
5.7	Employment Agreement.	48
5.8	Termination of Certain Contracts.	48
5.9	Escrow Agreement.	48
5.10	Stockholder Approval.	48
5.11	Dissenters.	48
5.12	Certificate of Merger.	48
5.13	Effective Registration Statement.	48
5.14	Resignations.	49
5.15	Intra-Company Debt.	49
5.16	Payoff Letters .	49
5.17	FIRPTA Certificate.	49
5.18	Lock-Up Agreements.	49

ARTICLE VI CONDITIONS TO THE COMPANY’S OBLIGATIONS		49
6.1	Accuracy of Representations and Warranties.	49
6.2	Good Standing and Other Certificates.	49
6.3	Performance of Agreements.	50
6.4	Governmental and Other Approvals and Consents.	50
6.5	Certificate of Merger.	50
6.6	No Litigation.	50
6.7	Escrow Agreement.	50
6.8	Effective Registration Statement.	50
6.9	Employment Agreement.	51
6.10	No Material Adverse Change.	51

ARTICLE VII SURVIVAL OF REPRESENTATIONS; INDEMNITY; SET-OFF		51
7.1	Survival of Representations.	51
7.2	Escrow Arrangements and Indemnity.	51

ARTICLE VIII TERMINATION		56
8.1	Termination.	56

ARTICLE IX MISCELLANEOUS		60
9.1	Definitions of Certain Terms.	60
9.2	Expenses.	70
9.3	Recovery of Litigation Costs.	70
9.4	Other Remedies.	70
9.5	Specific Performance.	70
9.6	Governing Law.	70
9.7	Further Assurances.	71
9.8	Table of Contents; Captions.	71
9.9	Notices.	71
9.10	Assignment.	72

9.11	Counterparts.	73
9.12	Entire Agreement.	73
9.13	Amendments.	73
9.14	Severability.	73
9.15	Third Party Beneficiaries.	73
9.16	Interpretation.	73

Schedules

Schedule 1.6(b)	Minority Common Unit Investors
Schedule 2.1	Stockholders
Schedule 2.3	Company Capitalization
Schedule 2.5	Subsidiaries and Investments
Schedule 2.6	Operation of the Business
Schedule 2.7	Required Consents, Approvals, Authorizations, Declarations or Filings
Schedule 2.8	Litigation
Schedule 2.11	Undisclosed Liabilities
Schedule 2.12	Indebtedness
Schedule 2.14	Real Property and Leases
Schedule 2.15	Permits
Schedule 2.16	Contracts
Schedule 2.17	Suppliers and Customers
Schedule 2.18(b)	Registered Proprietary Assets
Schedule 2.18(c)	Other Proprietary Assets
Schedule 2.18(d)	Licensed Proprietary Assets
Schedule 2.18(e)	Encumbrances on Proprietary Assets
Schedule 2.18(f)	Joint Development of Proprietary Assets
Schedule 2.18(g)	Intellectual Property regarding Employees and Independent Contractors
Schedule 2.18(h)(iv)	Patent Applications
Schedule 2.18(i)	Infringement
Schedule 2.18(j)	Licenses or Other Limitations on Proprietary Assets
Schedule 2.19	Environmental Matters
Schedule 2.20	Certain Changes and Events
Schedule 2.22	Company Benefit Plans
Schedule 2.23	Employees
Schedule 2.24	Insurance Policies
Schedule 2.25	Brokers and Finders
Schedule 2.26	Taxes
Schedule 3.7	Broker’s and Finder’s Fees
Schedule 3.13	Capital Stock
Schedule 5.8	Contracts to be Terminated

Exhibits

Exhibit A	Form of Certificate of Merger
Exhibit B	Form of Voting Agreement
Exhibit C	Form of Stockholder Written Consent
Exhibit D	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit E	Form of Bylaws of the Surviving Corporation
Exhibit F	Form of Letter of Transmittal
Exhibit G	Form of Escrow Agreement
Exhibit H	Form of Lock-Up Agreement
Exhibit I	Form of Employment Agreement

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Exhibit J	Form of Option Cancellation Agreement
Exhibit K	Form of Warrant Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and dated as of October 9, 2016, by and among PRIMO WATER CORPORATION, a Delaware corporation (the “Purchaser”), PRIMO SUBSIDIARY, INC., a Delaware corporation and wholly-owned subsidiary of the Purchaser (“Merger Sub”), GLACIER WATER SERVICES, INC., a Delaware corporation (the “Company”), and David Shladovsky, as Stockholder Representative. Capitalized terms used in this Agreement and not otherwise defined herein are defined in Section 9.1 below.

RECITALS

A.     The parties to this Agreement desire for Merger Sub and the Company to effect, and the Board of Directors of each of the Purchaser, Merger Sub and the Company have approved, the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and in the related Certificate of Merger in substantially the form attached hereto as Exhibit A (the “Certificate of Merger”).

B.     As a condition to the willingness of the Purchaser and Merger Sub to enter into this Agreement, certain of the Principal Stockholders have entered into a Voting Agreement with the Purchaser, dated as of the date hereof, in substantially the form attached hereto as Exhibit B (each a “Voting Agreement”), pursuant to which each such Principal Stockholder has agreed, among other things, to vote certain of such Principal Stockholder’s shares of common stock, par value $0.01 per share, of the Company (the “Company Stock”) in favor of the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, as reflected in a Written Consent of the Stockholders, in substantially the form attached hereto as Exhibit C (the “Stockholder Written Consent”).

C.     Pursuant to the Merger, among other things, all of the shares of capital stock of the Company that are issued and outstanding immediately prior to the Effective Time (defined below) shall be converted into the right to receive the consideration set forth herein.

D.     A portion of the Closing Stock Consideration specified herein to be paid pursuant to the Merger shall be placed in escrow by the Purchaser for release contingent upon certain events and conditions.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, covenants and agreements set forth in this Agreement and of other good and valuable consideration, the receipt and legal sufficiency of which they hereby acknowledge, and intending to be legally bound, the parties agree as follows:

ARTICLE I
THE MERGER

1.1     The Merger. Upon the performance of all covenants and obligations and the satisfaction and fulfillment of all conditions to the obligations of the parties contained herein (other than such covenants, obligations and conditions as shall have been waived in accordance with the terms hereof and other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of all conditions at the Closing), and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the Certificate of Merger; the separate existence of Merger Sub shall cease; and the Company shall be the surviving corporation (sometimes referred to herein as the “Surviving Corporation”) and shall continue its corporate existence under the Laws of the State of Delaware as a wholly-owned subsidiary of the Purchaser. The name of the Surviving Corporation shall be the same name as the name Company as of the date of this Agreement.

1.2     Effective Time. The Merger shall be effected by the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the provisions of Section 251(c) of the DGCL. The Merger shall become effective at the time set forth in the Certificate of Merger, which shall be filed contemporaneously with the closing conducted pursuant to Section 1.9 (the “Closing”). The time and date when the Merger shall become effective is referred to in this Agreement as the “Effective Time.”

1.3     Effect of Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4     Certificate of Incorporation and Bylaws of Surviving Corporation. Unless otherwise determined by the Purchaser prior to the Effective Time, at the Effective Time (a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in substantially the form attached hereto as Exhibit D; and (b) the bylaws of the Surviving Corporation shall be amended and restated in substantially the form attached hereto as Exhibit E.

1.5     Directors and Officers of the Surviving Corporation. Unless otherwise determined by the Purchaser prior to the Effective Time, (a) the directors of Merger Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the bylaws of the Surviving Corporation, and (b) the officers of Merger Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be appointed, shall serve as the officers of the Surviving Corporation in accordance with the bylaws of the Surviving Corporation.

1.5A     Other Actions to be Taken at the Closing. At the Closing, concurrent with the Effective Time, the following shall occur:

(i)     the Purchaser shall deliver to the Minority Common Unit Holder the Per Share Cash Amount, Per Share Stock Amount and Per Share Warrant Consideration which the Minority Common Unit Holder would be entitled to receive in the Merger if each Minority Common Unit were instead one share of Company Stock, and the Company shall cause the Minority Common Unit Holder to assign to the Company all of its right, title and interest in and to the Minority Common Units free and clear of all Liens; provided, however, that no payment pursuant to this Section 1.5A(i) shall result in a duplication of payment in respect of any Minority Common Unit pursuant to Section 1.6;

(ii)     the Company shall cause GW Services, LLC (the “Company Subsidiary”) to acquire all outstanding preferred interests of the Company Subsidiary in consideration for the payment of 135% of the Principal Amount of the Preferred Interests in the Company Subsidiary (not to exceed $39,200,000) and any accrued but unpaid Preferred Return (as such capitalized terms are defined in the Company Subsidiary’s operating agreement) provided that the amounts of such accrued but unpaid Preferred Return shall have been accrued on a basis consistent with the accruals for such amounts as contained in the Financial Statements, and the Purchaser shall fund such acquisition;

(iii) the Company shall redeem the Company’s Series B Junior Subordinated Debentures in an aggregate principal amount of $12,500,000 in accordance with their terms (which aggregate principal amount shall be redeemed for $12,250,000 (plus interest accrued thereon) if the Effective Time is on or prior to December 28, 2016) at the expense of the Purchaser (provided that the amounts of any accrued but unpaid interest thereon shall have been accrued on a basis consistent with the accruals for such amounts as contained in the Financial Statements), and the Purchaser shall fund such redemption, and in the event that any Series B Junior Subordinated Debentures on the date hereof shall have been converted prior to the Closing into Trust Preferred Securities of Glacier Water Trust I, such Trust Preferred Securities shall be repurchased at their principal amounts; and

(iv)     the Purchaser shall, on behalf of the Company Subsidiary, pay all amounts required to pay off in full the indebtedness of the Company Subsidiary under the Amended and Restated Credit Agreement, dated as of October 23, 2012, between the Company Subsidiary and City National Bank, as administrative agent and as the Required Lender (as defined thereunder), as amended through April 11, 2016 (the “Credit Agreement”).

The Company shall cause to be delivered to the Purchaser at least three (3) Business Days prior to the Closing Date a written statement from the Person to be paid pursuant to each of clauses (ii), (iii) and (iv) above as to the amount to be so paid in full satisfaction of the respective obligations.

1.6     Merger Consideration.

(a)     Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of shares of Company Stock, and subject to the deposit into escrow described in Section 1.8, each share of Company Stock (other than any Dissenting Shares or any shares of Company Stock held by the Company or any of its Subsidiaries) issued and outstanding immediately before the Effective Time shall be converted into the right to receive the following consideration (the “Merger Consideration”): (i) the Per Share Cash Amount, (ii) the Per Share Stock Amount and (iii) the Per Share Warrant Consideration, in each case payable to the holder thereof, without interest, upon surrender of the certificate or certificates representing such Company Stock or an affidavit with respect thereto, in each case in accordance with Section 1.7. As of the Effective Time, all shares of Company Stock so converted shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate or certificates representing any such shares of Company Stock shall cease to have any rights with respect thereto, except to receive the Merger Consideration applicable thereto in accordance with this Agreement.

(b)     Minority Common Units. The Company shall take all actions necessary on its part to cause the following: as of the Effective Time, each LLC common unit of the Company Subsidiary that is held by a member or other investor in the Company Subsidiary other than the Company and that is listed on Schedule 1.6(b) hereto (each such unit, a “Minority Common Unit”) shall be cancelled and terminated in accordance with the Organizational Documents of the Company Subsidiary in exchange for the right to receive the payment described in Section 1.5A(i). The LLC common units of the Company Subsidiary held by the Company or any other Subsidiaries of the Company shall remain outstanding at and immediately following the Effective Time and without any consideration or other payment to the Company or any other Affiliate of the Company therefor.

(c)     Stock Options.

(i)     The Company shall take all actions necessary on its part to cause the following: as of the Effective Time, each Stock Option outstanding at the Effective Time shall either be canceled or terminated and such cancellation or termination shall be evidenced by an Option Cancellation Agreement duly executed by the applicable Optionholder and each such Optionholder shall receive, in exchange therefor, subject to Section 1.6(c)(ii), the difference between the Per Share Closing Consideration Value and the per share exercise or strike price of such Stock Option (such difference, the “Option Value”), which Option Value shall be allocated to such Optionholder by treating such Optionholder as if such Optionholder owns a number of shares of Company Stock determined by multiplying (x) the number of shares of Company Stock subject to such Stock Option by (y) the quotient obtained by dividing such Option Value by the Per Share Closing Consideration Value (each such share of Company Stock resulting from such allocation, an “Option Allocated Share”), such that each Option Allocated Share shall be converted into the right to receive the Per Share Cash Amount, the Per Share Stock Amount and the Per Share Warrant Consideration as if such Option Allocated Share were a share of Company Stock as described in Section 1.6(a) (the “Company Option Consideration”). Thereafter, without impairing the rights of the Optionholders to receive the payments to the extent set forth herein, the Optionholders shall, as of the Effective Time, cease to have any further right or entitlement to acquire any Company Stock or any shares of capital stock of the Purchaser or the Surviving Company under the cancelled or terminated Stock Options.

(ii)     The Purchaser will direct the Exchange Agent to withhold from the cash payments made with respect to Stock Options held by any employees of the Company immediately prior to the Effective Time, in lieu of paying the withheld amounts to such Optionholders, all withholding Taxes related to the amount received by such Optionholders, such amounts to be disbursed to the Surviving Company by the Exchange Agent. After the Closing, the Purchaser will timely file, or will cause the Surviving Company to timely file, any related returns of such withholding Taxes and will timely remit, or cause the timely remission of, these withheld amounts to the Governmental Authorities entitled to receive the same. It is the express intention of the parties hereto that the aggregate Company Option Consideration payable to an Optionholder shall be reduced to the extent of any withholding Taxes. The Company and the Stockholder Representative agree to provide the Purchaser with such information as it may reasonably require in order to calculate any withholding Taxes.

(d)     No Additional Payments. For the avoidance of doubt, notwithstanding any provision herein to the contrary: (i) in no event will the Purchaser be required to pay more than the Closing Cash Consideration or to issue more than the Closing Stock Consideration or the Aggregate Warrant Consideration in the Merger; and (ii) all calculations described in this Section 1.6 will be calculated and rounded to five decimal places.

(e)     Certain Definitions. For purposes of this Section 1.6 and as otherwise provided in this Agreement:

(i)     “Average Share Price” shall mean $11.88, except as otherwise provided in Section 7.2(b).

(ii)     “Cash Percentage” shall mean 0.58.

(iii)     “Closing Cash Consideration” means an amount equal to (A) the Closing Consideration Value multiplied by the Cash Percentage minus (B) the amount of the Transaction Expense Exclusion minus (C) the amount of Transaction Expenses minus (D) the amount of Company Debt (if any).

(iv)     “Closing Consideration” means the sum of Closing Cash Consideration and the Closing Stock Consideration, in the aggregate.

(v)     “Closing Consideration Value” means an amount equal to Eighty-Six Million Ninety Thousand Nine Hundred Four Dollars ($86,090,904).

(vi)     “Closing Stock Consideration” means the number of shares of Purchaser Common Stock determined by (A) calculating an amount equal to (x) the Closing Consideration Value multiplied by the Stock Percentage plus (y) the amount of the Transaction Expense Exclusion, and (B) dividing such amount by the Average Share Price. For purposes of calculating the definition of the Closing Stock Consideration pursuant to this Section 1.6(e)(vi), if inclusion of the Transaction Expense Exclusion in the value of the Closing Stock Consideration would require the Purchaser to obtain stockholder approval of the transactions contemplated by this Agreement pursuant to Nasdaq Marketplace Rule 5635 and such stockholder approval has not been obtained, then the Transaction Expense Exclusion shall be omitted from the definition of Closing Stock Consideration and shall instead be included in the calculation of Closing Cash Consideration as an addition and not a reduction to the calculation thereof.

(vii)     “Company Debt” means, for the Company and its Subsidiaries (except for (i) amounts outstanding under (x) the Credit Agreement and (y) the Company’s Series B subordinated debt debentures and any related make-whole payments (which, in the case of this clause (y), shall not exceed $12,250,000 (if the Effective Time is on or prior to December 28, 2016) and $12,500,000 (if the Effective Time is after December 28, 2016), each of which is to be paid by the Purchaser from the proceeds from the Financing, in accordance with Section 1.5A(iii) and (iv) above, (ii) the Company’s 9.0625% Junior Subordinated Debentures Due 2028 and the Company’s guarantee of the related Trust Preferred Securities issued by Glacier Water Trust I, to remain obligations of the Surviving Corporation as a matter of law after the Merger, and (iii) as otherwise specifically provided herein), whether or not included as indebtedness or liabilities in accordance with GAAP, (A) all liabilities for borrowed money, whether current or funded, secured or unsecured, and all obligations evidenced by bonds, debentures, notes or similar instruments; (B) all liabilities for the deferred purchase price of property; (C) all liabilities in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which liabilities are required to be classified and accounted for under GAAP as capital leases; (D) all liabilities for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, to the extent of the obligation secured, and all liabilities as obligor, guarantor or otherwise, to the extent of the obligation secured; (E) current net obligations under any interest rate swap or other agreement for the purpose of hedging risks related to interest rates, commodity prices or other business risks; (F) indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased, whether or not such indebtedness shall have been assumed by the Company or is limited in recourse, and (G) all guarantees of the Company or any of its Subsidiaries in respect of any of the foregoing; provided, however, that Company Debt shall exclude any liabilities or obligations of the Company the disposition of which is provided for in Section 1.5A. Neither the principal amount of the Preferred Interests and other amounts payable with respect thereto in accordance with Section 1.5A(ii) nor any amounts which may be payable to ISB-In-Store Bagging Machine Company, LLC (“ISB”) in accordance with the Asset Purchase Agreement shall be Company Debt hereunder).

(viii)     “Fully-Diluted Company Stock” means the sum, without duplication, of (A) the aggregate number of shares of Company Stock that are issued and outstanding immediately prior to the Effective Time (excluding shares of Company Stock held by the Company or any of its Subsidiaries), (B) the aggregate number of shares of Company Stock issuable upon the “cashless” exercise of Stock Options (as determined in a manner consistent with the determination of Option Value in Section 1.6(c)(i)), (C) the aggregate number of Minority Common LLC Units and (D) the aggregate number of shares of Company Stock issued by the Company prior to the Effective Time pursuant to Section 4.5(g).

(ix)     “Per Share Cash Amount” means an amount in cash equal to the result of dividing (A) the Closing Cash Consideration by (B) the number of shares of Fully-Diluted Company Stock.

(x)     “Per Share Closing Consideration Value” means an amount equal to the Closing Consideration divided by the Fully-Diluted Company Stock.

(xi)     “Per Share Stock Amount” means such number of shares of Purchaser Common Stock equal to the result of dividing (A) the Closing Stock Consideration by (B) the number of shares of Fully-Diluted Company Stock.

(xii)     “Per Share Warrant Consideration” means a warrant to purchase such fractional share of Purchaser Common Stock equal to the quotient of dividing (A) the Aggregate Warrant Consideration by (B) the number of shares of Fully-Diluted Company Stock.

(xiii)     “Stock Percentage” means 0.42.

(xiv)     “Transaction Expenses” means the following fees and expenses (whether or not invoiced or billed prior to the Effective Time), whether or not such fees or expenses have been paid or otherwise discharged by the Company at or before the Effective Time: (A) all fees and expenses incurred or to be incurred by the Company or any of its subsidiaries to third parties in connection with the preparation and negotiation of this Agreement and the consummation of the Merger and the other transactions contemplated by or in connection with this Agreement (including legal, accounting, investment banking, finders and advisory fees and expenses); provided, however, that fifty percent (50%) of the fees and expenses described in this clause (A) shall be excluded from Transaction Expenses (as such term is used in the Section 1.6(e)(iii) definition of Closing Cash Consideration), up to a maximum exclusion of One Million Seven Hundred Fifty Thousand Dollars ($1,750,000) (any amount so excluded from the Transaction Expenses being the “Transaction Expense Exclusion”), and (B) any compensation, expenses, fees, payments or other liabilities incurred or to be incurred or paid or to be paid by the Company or any of its Subsidiaries to any of their employees, officers, directors or the holders of any of their securities that are related to the Merger or contingent upon the consummation of the Merger other than bonuses in the form of Company Stock (the “Transaction Bonuses”).

(f)     Adjustment to the Merger Consideration.

(i)     At least five (5) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser its good faith written estimate (the “Estimated Statement”) of the Transaction Expenses (such value, the “Estimated Transaction Expenses”), the Transaction Expense Exclusion (the “Estimated Transaction Expense Exclusion”) and the Company Debt, if any (such value, the “Estimated Closing Debt”), which the Purchaser shall have the right to approve (such delivery not to be unreasonably withheld or delayed). The Company shall make available to the Purchaser (and its representatives) the personnel, books and records utilized in preparing the Estimated Statement. For purposes of determining the Closing Consideration Value on the Closing Date, the parties shall use the Estimated Transaction Expenses, Estimated Transaction Expense Exclusion and the Estimated Closing Debt.

(ii)     Within sixty (60) days after the Closing Date, the Purchaser shall prepare and deliver to the Stockholder Representative a proposed statement of the Transaction Expenses, Transaction Expense Exclusion and Company Debt incurred by the Company as of the Closing Date and the resulting calculation of the Closing Consideration Value (the “Proposed Statement”). The Transaction Expenses and Company Debt shall be prepared from the Company’s books and records as of the Closing Date in accordance with GAAP.

(iii)     The Stockholder Representative shall notify the Purchaser in writing (the “Objection Notice”) within fifteen (15) days after receiving the Proposed Statement (such period, the “Objection Period”) if the Stockholder Representative disagrees with the Proposed Statement, or any part thereof, which notice shall set forth in reasonable detail the basis for such disagreement, the dollar amounts involved and the Stockholder Representative’s resulting calculation of the Transaction Expenses, Transaction Expense Exclusion, Company Debt and Closing Consideration Value. The Purchaser shall give the Stockholder Representative (and its representatives) reasonable access during normal business hours of the Purchaser to the personnel, books and records of the Purchaser (and the Surviving Corporation) in order to assist the Stockholder Representative (and its representatives) in the preparation of the Objection Notice. If no Objection Notice is received by the Purchaser within the Objection Period, the Purchaser’s calculation of the Transaction Expenses, Transaction Expense Exclusion, Company Debt and Closing Consideration Value shall be final and binding upon the parties hereto and the Proposed Statement shall be deemed the “Actual Statement”; provided that, if an Objection Notice is timely delivered under this Section 1.6(f), the numbers stated in the Proposed Statement shall be revised to reflect the resolution of any disagreements stated in such Objection Notice, in accordance with this Section 1.6(f), and such revised statement shall be deemed the “Actual Statement”.

(iv)     Upon receipt by the Purchaser of any Objection Notice, the Stockholder Representative, the Purchaser and their representatives shall negotiate in good faith to resolve any disagreement with respect to the Transaction Expenses, Transaction Expense Exclusion, Company Debt and Closing Consideration Value set forth in the Objection Notice. To the extent that the Purchaser and the Stockholder Representative are unable to agree with respect to the foregoing within fifteen (15) days after receipt by the Purchaser of the Objection Notice (which fifteen (15) day period may be extended by written agreement of the Purchaser and the Stockholder Representative), the Purchaser and the Stockholder Representative shall (A) promptly select a mutually acceptable internationally recognized accounting firm with no material relationship to the Purchaser, the Company or the Stockholder Representative and (B) submit their dispute to such accounting firm for a binding resolution of all matters which remain in dispute with respect to the Objection Notice. The accounting firm so selected shall be instructed by the parties to use its commercially reasonable efforts to notify the parties of its determination concerning the matter(s) submitted to it for a resolution within thirty (30) days after its appointment. The determination of the accounting firm shall be final and binding on the parties, and judgment may be entered upon the determination of the accounting firm in any court of competent jurisdiction. The fees and expenses of such accounting firm shall be borne equally by the Purchaser and the Stockholder Representative.

(v)     In the event that the Transaction Expenses in the Actual Statement differ by more than $25,000 from the Estimated Transaction Expenses in the Estimated Statement, or the Transaction Expense Exclusion in the Actual Statement differs by more than $25,000 from the Estimated Transaction Expense Exclusion in the Estimated Statement, or the Company Debt in the Actual Statement differs by more than $25,000 from the Estimated Closing Debt in the Estimated Statement, appropriate adjustments will be made to reflect the amounts in the Actual Statement. If any adjustment is to be made in favor of the Purchaser, the Escrow Agent shall remit to the Purchaser from the Escrow Fund shares of Purchaser Common Stock in an amount necessary to reflect such adjustment (at the Average Share Price at the time the proposed instructions are given to the Escrow Agent). If an adjustment is to be made in favor of the Company Holders, the Purchaser shall, within five (5) Business Days after the Actual Statement becomes final and binding, make a cash payment to the Stockholder Representative, on behalf of and for the distribution to, all of the Company Holders pursuant to this Section 1.6 in the amount necessary to make such adjustment.

1.7     Exchange Procedures.

(a)     As soon as practicable after the Effective Time, the Purchaser shall cause its transfer agent, who will serve as its exchange agent (the “Exchange Agent”), to distribute to holders of record of Company Stock as of the Effective Time a form of letter of transmittal and instructions for its use in effecting the surrender of the certificates representing the Company Stock in exchange for the Merger Consideration applicable thereto, in substantially the form attached hereto as Exhibit F (the “Letter of Transmittal”). Upon surrender of a certificate or certificates representing any Company Stock to the Exchange Agent (other than certificates representing shares of Company Stock or equity interests in the Company Subsidiary held by the Company or any of its other Subsidiaries) together with a properly executed Letter of Transmittal, in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such certificate or certificates shall be entitled to receive in exchange therefor, subject to amounts deposited into escrow pursuant to Section 1.8, (i) one or more shares of Purchaser Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of shares of Purchaser Common Stock that such holder has the right to receive pursuant to Section 1.6(a), (ii) a check for the portion of the Closing Cash Consideration such holder has the right to receive pursuant to Section 1.6(a), and the cash consideration and cash in lieu of any fractional shares of Purchaser Common Stock pursuant to Section 1.7(d) and (iii) Warrants representing the aggregate Per Share Warrant Consideration that such holder has the right to receive pursuant to Section 1.6(a). No interest will be paid or will accrue on any cash payable for the cash portion of the Merger Consideration or pursuant to Section 1.7(d). In the event of a transfer of ownership of Company Stock which is not registered in the transfer records of the Company, one or more shares of Purchaser Common Stock evidencing, in the aggregate, the proper number of shares of Purchaser Common Stock and a check for the cash portion of the Merger Consideration and the cash in lieu of any fractional shares of Purchaser Common Stock pursuant to Section 1.7(d) may be issued with respect to such Company Stock to such a transferee if the certificate or certificates representing such shares of Company Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid.

(b)     If any certificate or certificates representing any Company Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate or certificates to be lost, stolen or destroyed and, indemnity against any claim that may be made against it with respect to such certificate or certificates, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed certificate or certificates representing any such Company Stock, the applicable Merger Consideration with respect to the shares of Company Stock, formerly represented thereby and any cash in lieu of fractional shares of Purchaser Common Stock deliverable in respect thereof, in each case, pursuant to this Agreement.

(c)     The Purchaser shall be entitled to deduct and withhold from the aggregate Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Stock or Minority Common Units such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Purchaser, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock or Minority Common Units, as applicable, in respect of which such deduction and withholding was made by the Purchaser, and such amounts shall be delivered by the Purchaser to the applicable taxing authority.

(d)     No certificates of Purchaser Common Stock representing fractional shares of Purchaser Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Company Stock, Stock Options or Minority Common Units, as applicable, and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of the Purchaser or a holder of shares of Purchaser Common Stock. Notwithstanding any other provision of this Agreement, each holder of Company Stock, Stock Options or Minority Common Units exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Purchaser Common Stock (after taking into account all Company Stock, Stock Options or Minority Common Units delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Purchaser Common Stock multiplied by (ii) the Average Share Price. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify the Purchaser, and the Purchaser will deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

1.8     Issuances into Escrow.

(a)     When making the issuances and payments required by Section 1.6, and notwithstanding any provision in this Agreement to the contrary, the Purchaser shall withhold from the Company Holders (on a pro rata basis according to their respective interests therein) and deliver to the Escrow Agent (as defined in the Escrow Agreement referred to below) Seventy One percent (71%) of the Closing Stock Consideration payable to each such Company Holder (the “Escrow Fund”), to be held and distributed by the Escrow Agent pursuant to the terms of this Agreement and the Escrow Agreement in substantially the form attached hereto as Exhibit G (the “Escrow Agreement”). The shares that are part of the Escrow Fund shall be issued in the name of the Escrow Agent, as escrow agent under the Escrow Agreement.

(b)     David Shladovsky shall, by virtue of the Merger and as of the Effective Time, be irrevocably appointed attorney-in-fact and authorized to act for and on behalf of any or all of the Company Holders (with full power of substitution in the premises) with respect to all matters arising in connection with this Agreement and the Escrow Agreement or any consideration payable in connection with this Agreement (the above-named representative, or any subsequent representative appointed under the Escrow Agreement, the “Stockholder Representative”). Such appointment may be changed as provided in the Escrow Agreement. Each of the Purchaser, Merger Sub and the Surviving Corporation shall be entitled to rely on such appointment and treat the Stockholder Representative as the duly appointed attorney-in-fact of each Company Holder for all such purposes. Each Company Holder by receiving Merger Consideration acknowledges and agrees that such appointment is irrevocable and coupled with an interest. The adoption of this Agreement, the approval of the Merger by the Stockholders, and the execution and delivery of a completed Letter of Transmittal by the Stockholders and the receipt of the consideration payable pursuant to Article I shall constitute the approval of the Company Holders of the Escrow Agreement and of all the arrangements relating thereto, including, without limitation, the placement of the applicable consideration into escrow and the appointment of the Stockholder Representative.

(c)     The Stockholder Representative shall not be liable for any act done or omitted hereunder as Stockholder Representative while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. Each Company Holder shall jointly and severally indemnify, defend and hold harmless the Stockholder Representative, to the fullest extent permitted in law or equity, from and against any and all claims, losses, liabilities, damages, obligations, deficiencies, costs and expenses, including reasonable attorneys’ fees and expenses, and expenses of investigation and defenses, imposed on, sustained, suffered, incurred or paid without gross negligence or bad faith on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of his, her or its duties hereunder.

1.9     Closing. Consummation of the Merger and the other transactions contemplated by this Agreement shall take place at the offices of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. as of the Effective Time after all of the conditions set forth in Article V and Article VI shall have been satisfied or waived (such specified or other time and date, the “Closing Date”).

1.10     Transaction Documents. As used in this Agreement, the term “Transaction Documents” shall mean, collectively, this Agreement, the Escrow Agreement, the Voting Agreements, the Lock-Up Agreements, the Warrants, the Option Cancellation Agreement and all agreements, instruments, certificates and other documents executed or delivered in accordance with the terms of this Agreement or any Transaction Document.

1.11     Dissenters’ Rights. Any shares of Company Stock which immediately prior to the Effective Time are held by Stockholders who have properly exercised and perfected, and have not withdrawn or otherwise forfeited, dissenters’ rights in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive any portion of the Merger Consideration as provided in Section 1.6(a) above; rather, the holders of Dissenting Shares shall be entitled to receive consideration determined pursuant to Section 262 of the DGCL; provided, however, that if any such holder shall have failed to perfect or shall withdraw or lose such holder’s dissenters’ rights, such holder’s shares of Company Stock thereupon shall be deemed to have been converted into the right to receive the Merger Consideration as provided in Section 1.6(a) (subject to the deposit into escrow pursuant to Section 1.8), and such shares shall no longer be Dissenting Shares. The Company agrees that, except with the prior written consent of the Purchaser, or as required under the DGCL, the Company will not voluntarily make any payment with respect to, or settle or offer to settle, any purchase demand by a holder of Dissenting Shares. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Section 262 of the DGCL shall receive payment therefor from the Surviving Corporation from funds provided by the Purchaser (but only after the amount of the payment required therefor shall have been agreed upon or finally determined pursuant to the DGCL).

1.12     Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

1.13     Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall not be any further registration of transfers of any shares of capital stock thereafter on the records of the Company. If, after the Effective Time, certificates for Company Stock are presented to the Purchaser, they shall be canceled and exchanged for the applicable Merger Consideration.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the written disclosure schedule separately delivered by the Company to the Purchaser at or prior to the execution of this Agreement (the “Disclosure Schedule”), the Company represents and warrants to the Purchaser and Merger Sub as follows, for all purposes of which (other than where the context clearly indicates otherwise) the term “Company” shall be deemed to include the Company and all of its Subsidiaries:

2.1     Ownership of Stock and Minority Common Units. Each Principal Stockholder is the beneficial owner of the number of shares of Company Stock listed opposite such Stockholder’s name on Schedule 2.1. The shares of Company Stock held by the Principal Stockholders are held free and clear of any Liens. The Company has delivered to the Purchaser a true and correct copy of its stockholder record as of October 4, 2016. All Minority Common Units are held of record and beneficially by Glacier Water Holdings, LLC.

2.2     Existence and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware (except for past-due amounts of $7,000, which will be paid within three Business Days), with full corporate power and authority to conduct its business as it is now being conducted and contemplated to be conducted, to own or use the properties and assets that it purports to own or use, and to perform all of its obligations under applicable Contracts. The Company is duly qualified to do business as a foreign corporation and is in good standing under the Laws of the State of California and each other state or other jurisdiction in which the failure to be so qualified and in good standing could reasonably be expected to have a Material Adverse Effect on the Company. The Company is not in violation of any of the provisions in its Organizational Documents.

2.3     Capital Stock. The Company has an authorized capitalization consisting of the number and types of shares of capital stock set forth in Schedule 2.3, with the par value per share stated therein. The Company has issued and outstanding the number and types of shares of capital stock set forth in Schedule 2.3; no other shares of capital stock are issued or outstanding; and there are no outstanding options, warrants, rights (preemptive or otherwise), restricted stock awards or units, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any character providing for the purchase, issuance or sale of any securities of the Company, other than as contemplated by this Agreement or set forth in Schedule 2.3. Set forth on Schedule 2.3 are the following: the date of issuance or grant of all outstanding Stock Options, the exercise price, the vesting commencement date, the date of exercise or purchase, the total number of vested Stock Options as of the date of this Agreement, and a brief description of the vesting provisions. All Stock Options have been granted with an exercise price equal to or greater than fair market value on the date of such grant. Except as set forth on Schedule 2.3, the Merger will not cause the acceleration of vesting of any Stock Options or any restricted shares or the termination or lapse of any repurchase rights. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and non-assessable, were issued in accordance with the registration or qualification provisions of the Securities Act and any relevant state securities Laws or pursuant to valid exemptions therefrom, and none of such shares have been issued in violation of the preemptive rights, rights of first refusal or other similar rights of any Person. There are no outstanding declared but unpaid dividends relating to any of the Company Stock.

2.4     Corporate Power, Authority and Enforceability.

(a)     The Company has all requisite corporate power and authority to enter into and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Company’s execution, delivery and performance of this Agreement and the other Transaction Documents and the Company’s consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all corporate action required by applicable Law or the Company’s Organizational Documents, other than the Stockholder Written Consent. Without limiting the generality of the foregoing, the Board of Directors of the Company, at a meeting duly called and held, by the unanimous vote of all directors (i) determined that the Merger is fair and in the best interests of the Company and its Stockholders, (ii) adopted this Agreement in accordance with the provisions of applicable Law, and (iii) directed that this Agreement and the Merger be submitted to the Stockholders for their adoption and approval and resolved to recommend that the Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger. Subject to obtaining the Stockholder Written Consent when and as required by this Agreement, this Agreement and the other Transaction Documents to which the Company is a party constitute the valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as enforcement may be limited by general equitable principles (whether raised in a proceeding at Law or in equity), or by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws of general application relating to or affecting creditors’ rights (including without limitation, the effect of statutory or other Laws regarding fraudulent conveyances or transfers and preferential transfers). As of the Closing Date, the Company shall have complied with the requirements of the DGCL relating to dissenters’ rights applicable to the Merger or the other transactions contemplated hereby.

(b)     The affirmative vote or consent of the holders of a majority of the outstanding shares of Company Stock at a duly convened meeting of the Stockholders or by written consent to adopt and approve this Agreement and the Merger is the only vote or consent of the holders of any class of capital stock or other security of the Company necessary to adopt and approve this Agreement and the Merger (the “Company Stockholder Approval”). The execution and delivery of the Stockholder Written Consent by each of the Principal Stockholders will constitute the Company Stockholder Approval.

2.5     Subsidiaries and Investments. Except as set forth in Schedule 2.5, the Company does not own, directly or indirectly, any capital stock or other equity or ownership or proprietary interest in any Person and is not a party to any joint venture or partnership Contract. The Company has as a subsidiary Glacier Water Services International, Inc., which does not have any operations, assets or liabilities. The Company Subsidiary has as a subsidiary GW Services MEX, LLC, which does not have any operations, assets or liabilities. GW Services International, Inc. has as a subsidiary GW Mexico, Inc., which does not have any operations, assets or liabilities.

2.6     Operation of the Business. Except as set forth in Schedule 2.6, no part of the Company’s business is currently operated through any entity other than the Company.

2.7     No Violations; Consents and Approvals.

(a)     Except for: (i) requirements which may be applicable to the Purchaser under federal or state securities law, (ii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, and (iii) as set forth on Schedule 2.7, the execution and delivery of this Agreement, the Transaction Documents and any other instruments and agreements to be executed and delivered by the Company as contemplated hereby and thereby and the consummation by the Company of the transactions contemplated hereby and thereby will not result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Lien on the Company Stock or any of the properties or assets of the Company under (i) any provision of the Organizational Documents of the Company; (ii) any Law or Order applicable to the Company or by which any of its properties or assets may be bound; (iii) any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, license, Permit, agreement, understanding, arrangement, contract, commitment, lease, franchise agreement or other instrument or obligation (whether oral or written) (each, including all amendments thereto, a “Contract”) to which the Company is a party, or by which the Company or any of its properties or assets is bound; except, in the case of clauses (ii) and (iii) above, for such violations, breaches, conflicts or defaults which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the Company, and subject to any consents set forth on Schedule 2.7(b).

(b)     Except for: (i) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL and (ii) as set forth on Schedule 2.7(b), no consent, approval, or authorization of, or declaration, filing or registration with, any Governmental Authority or any other Person will be required to be made or obtained by the Company in connection with the execution, delivery, and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

2.8     Litigation.

(a)     Except as set forth on Schedule 2.8, there is no action, suit or proceeding of any nature pending or, to the Knowledge of the Company, threatened against the Company, its properties or any of its officers or directors. To the Company’s Knowledge, there is no investigation pending or threatened against the Company, its properties or any of its officers or directors by or before any Governmental Authority except as disclosed on Schedule 2.8. No Governmental Authority has, at any time since January 1, 2006, challenged the legal right of the Company to own its assets or conduct its operations as presently or previously conducted or as presently contemplated to be conducted.

(b)     There is no claim, action, suit, judicial or administrative proceeding, arbitration or investigation pending or, to the Company’s Knowledge, threatened against the Company that seeks to restrain, prohibit or otherwise enjoin this Agreement or the consummation of the transactions contemplated hereby.

(c)     There is no pending or, to the Knowledge of the Company, threatened product liability or similar claim which relates to the products manufactured, acquired, distributed or sold, as the case may be, by or for the Company.

2.9     Financial Statements; Cash on Balance Sheet; Title to Assets.

(a)     The Company has delivered or made available to the Purchaser true and correct copies of the Company’s (i) audited balance sheets as of December 29, 2013, December 28, 2014 and January 3, 2016 and the related statements of operations, statements of cash flow, and statements of stockholders’ equity and (ii) unaudited balance sheet for the fiscal periods from January 3, 2016 to July 3, 2016 and the related statement of operations, statement of cash flow, and statement of stockholders’ equity (the financial statements referred to in clauses (i) and (ii) above and the accompanying notes thereto, collectively the “Financial Statements”). The Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States, consistently applied (“GAAP”), throughout the periods involved and fairly present the financial condition of the Company as of their respective dates and the results of operations and cash flows of the Company for the periods indicated, except that the unaudited interim Financial Statements lack footnotes and other presentation items and may be subject to normal and recurring year-end adjustments that will not be material in amount.

(b)     The Company has good and valid title to all properties and assets reflected as owned in the Financial Statements (except for properties sold or disposed of in the ordinary course of business), free and clear of all Liens, other than Permitted Encumbrances.

2.10     Condition and Sufficiency of Assets. The buildings, plants, structures, equipment (including water vending equipment and machinery) and other tangible assets (in each case, whether owned or leased) of the Company are structurally sound, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, equipment (including water vending equipment and machinery) or other tangible assets is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The building, plants, structures, equipment (including water vending equipment and machinery) and other tangible assets of the Company are sufficient for the continued conduct of the Company’s business after the Closing in substantially the same manner as conducted or proposed to be conducted by the Company prior to the Closing.

2.11     Absence of Undisclosed Liabilities. Except (a) for liabilities and obligations incurred in the ordinary course of business since the Balance Sheet Date or (b) as otherwise reflected in the Financial Statements or on Schedule 2.11, the Company has no material liabilities or obligations of any nature of the type required to be reflected on a balance sheet in accordance with GAAP, whether known or unknown, direct, indirect, accrued, contingent or otherwise. The Company does not utilize “off balance sheet” arrangements.

2.12     Indebtedness. Schedule 2.12 sets forth as of the date hereof all outstanding Company Debt. The Company is not in default with respect to any Company Debt.

2.13     Absence of Material Adverse Changes. Since the Balance Sheet Date, the Company has conducted its operations in the ordinary and usual course of business consistent with past practice and has paid its obligations as they have become due, and the business, operations and prospects of the Company have not undergone any changes that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

2.14     Real Property and Leases.

(a)     The Company owns the Real Property reflected as owned on Schedule 2.14, subject to such matters of title, if any, recorded in the Official Records of the province of Quebec, Canada and as would be disclosed by an ALTA survey and inspection of the Real Property. Except as described in Schedule 2.14, the Company does not currently own, and has not at any time since January 1, 2006 owned, in whole or in part, any interest (direct or indirect) in any other Real Property. With respect to owned Real Property, to the Knowledge of the Company, the Company has delivered or made available to Purchaser true, complete and correct copies of all title insurance policies in the possession of the Company relating to such Real Property.

(b)     Schedule 2.14 contains an accurate list of each Real Property Lease to which the Company is a party (as lessee or lessor), including (i) the street address of each property subject to a Real Property Lease; (ii) if such Real Property is leased or subleased, the landlord and if applicable, the sublandlord under the Real Property Lease, the rental amount currently being paid, and the expiration of the term of such Real Property Lease or sublease; and (iii) the current use of such Real Property. Each Real Property Lease set forth in Schedule 2.14 (or required to be set forth in Schedule 2.14) is in full force and effect; all rents and additional rents due to date on each such lease have been paid; in each case, the lessee has been in peaceable possession since the commencement of the original term of such lease and to the Company’s Knowledge is not in default thereunder, and no waiver, indulgence or postponement of the lessee’s obligations thereunder has been granted by the lessor; and to the Company’s Knowledge there exists no event of default or event, occurrence, condition or act (including the transactions contemplated by this Agreement) which, with the giving of notice, the lapse of time or the happening of any further event or condition, would become a default under such lease. To the Company’s Knowledge, all of the covenants to be performed by any other party under any such Real Property Lease have been fully performed. The Company has delivered or made available to Purchaser true, complete and correct copies of any leases and subleases entered into by the Company affecting such leased Real Property.

(c)     To the Company’s Knowledge: (i) the use and operation of the Real Property in the conduct of the Company’s business do not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement. No material improvements constituting a part of the Real Property encroach on real property owned or leased by a person other than the Company; and (ii) there are no actions pending nor threatened against or affecting the Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings.

2.15     Compliance with Applicable Laws; Permits.

(a)     The Company is, and at all times has conducted its business, in compliance with all applicable Laws, including without limitation any applicable export control Laws, except for violations, if any, that could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)     Neither the Company nor any of its directors, executives, representatives, agents or employees has (i) used or is using any funds of the Company or any of its Subsidiaries for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) used or is using any funds of the Company or any of its Subsidiaries for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) with respect to any activities by or on behalf of the Company or any of its Subsidiaries or Affiliates, violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, or any equivalent foreign Law, (iv) established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) with respect to any activities by or on behalf of the Company or any of its Subsidiaries or Affiliates, made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

(c)     The Company has all Permits necessary to conduct and operate its business, except for Permits the absence of which could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Schedule 2.15 contains an accurate and complete list (or summary in reasonable detail) of all Permits used, or anticipated to be used, in the operation of the business of the Company or otherwise held by the Company. All of the Permits are in full force and effect, not subject to any current default or right of cancellation, termination or revocation.

(d)     The Company has made no election under any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) enacted under any Law (each, a “Takeover Statute”) applicable to the Company which may be applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

2.16     Contracts; No Defaults. Except as set forth on Schedule 2.16, as of the date hereof, the Company is not a party to any:

(a)     indenture, mortgage, note, installment obligation, agreement or other instrument, in each case relating to Company Debt;

(b)     partnership, joint venture or other similar Contract or arrangement;

(c)     agency, sales representation, supply, service, distribution or other similar Contract;

(d)     Contract for the purchase of supplies, materials or services providing for annual payments in excess of $50,000;

(e)     Contract for the sale of goods or services providing for annual payments in excess of $50,000;

(f)     Contract for capital expenditures in excess of $50,000;

(g)     collective bargaining agreement or similar Contract;

(h)     employment or consulting agreement involving or relating to compensation or remuneration;

(i)     Contract containing any “most favored nation” or other similar provisions that could require the Company or any of its Subsidiaries to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons;

(j)     Contract containing non-competition, non-solicitation, exclusivity or other covenants that in any way purport to restrict the Company’s business activity or limit the freedom of the Company to engage in any line of business or to compete with any Person in any geographic area;

(k)     Contract requiring the payment by the counterparties thereto for goods or services, whether or not the goods or services are actually provided, or the provision of goods or services by the Company or any of its Affiliates at a price less than the Company’s or its Affiliates’ cost of producing such goods or providing such services;

(l)     Contract that would require the Purchaser or any of its Affiliates (including the Surviving Corporation) or any of their respective successors or assigns to provide for indemnification or contribution with respect to any matter, other than any contract entered into in the ordinary course of business with an individual Customer from which revenues are less than $600,000 annually;

(m)     Contract or group of related Contracts that, if terminated or subject to a default by any party thereto, would, individually, in the case of an individual Contract, or in the aggregate, in the case of a group of related Contracts, result or reasonably be expected to result in a Material Adverse Effect;

(n)     Contract under which the Company or any of its Subsidiaries is a licensee or licensor;

(o)     Contract to which any Governmental Authority is a party;

(p)     Contract affecting the ownership of, leasing of, title to, use of any leasehold or other interest in any real or personal property (except for personal property leases and installment and conditional sales agreements having aggregate remaining payments of less than $50,000);

(q)     Contract including any “earn-out”, royalty or other deferred or contingent payment by the Company; and

(r)     Contract (except as otherwise set forth in (a) through (q) above) entered into other than in the ordinary course of business that provides for annual payments in excess of $50,000 or is otherwise material to the Company.

All such Contracts, as described in (a) through (r), above, are valid, binding and enforceable in accordance with their terms. The Company has provided true and correct copies of all such Contracts, including any amendments, supplements and modifications thereto (whether written or oral), and the Company is not in material default under any of such Contracts.

2.17     Suppliers and Customers. Schedule 2.17 sets forth a complete and accurate list of (a) the twenty-five (25) suppliers and vendors with the greatest dollar volume of purchases by the Company in each of the year ended January 3, 2016 and the six (6) months ended July 3, 2016, and (b) the twenty-five (25) Customers with the greatest water volume of purchases from the Company in each of the year ended January 3, 2016 and the six (6) months ended July 3, 2016. Except at set forth in Schedule 2.17, none of such suppliers, vendors or Customers has advised the Company in writing or, to the Company’s Knowledge, orally of any intent to discontinue or alter in a manner adverse to the Company, the terms of such supplier’s, vendor’s or Customer’s relationship with the Company or make any claim that the Company has breached its obligations to any such suppliers, vendors or Customers. The Company has not breached its obligations to any such suppliers, vendors or Customers in any material respect. The Company’s Contracts with its customers are not on a standard form but, in virtually all cases, provide for a fixed term, a sharing of machine revenue based on stated commission rates, exclusivity for the Company’s machines on the premises at which the machines are located and the ability of the Company to specify the per gallon prices paid by retail customers.

2.18     Intellectual Property.

(a)     As used in this Section 2.18(a), “Proprietary Asset” means any: (a) patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, mask work, mask work application, trade secret, know-how, computer software, source code, algorithm, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right; or (b) license or right to use or exploit any of the foregoing.

(b)     Schedule 2.18(b) sets forth, with respect to each Proprietary Asset owned by the Company that is registered with any Governmental Authority or for which an application for registration has been filed with any Governmental Authority, (i) a brief description of such Proprietary Asset, and (ii) the names of the jurisdictions covered by the applicable registration or application.

(c)     Schedule 2.18(c) identifies and provides a brief description of all other Proprietary Assets owned by the Company that are material to the business of the Company.

(d)     Schedule 2.18(d) identifies and provides a brief description of each Proprietary Asset that is licensed or otherwise made available to the Company by any Person (other than commercially available business and accounting software licensed to the Company under software licenses generally available to the public), and identifies the Contract under which such Proprietary Asset is being licensed or otherwise made available to the Company.

(e)     Except as set forth on Schedule 2.18(e), the Company has good and valid title to all of the Proprietary Assets identified or required to be identified in Schedule 2.18(b). The Company has not granted any Liens to any third party with respect to any of the Proprietary Assets identified or required to be identified in Schedules 2.18(b) and 2.18(c) (the “Company Proprietary Assets”). The Company has a valid right to use, license and otherwise exploit all Proprietary Assets identified in Schedule 2.18(c) or Schedule 2.18(d).

(f)     Except as set forth in Schedule 2.18(f), the Company has not developed jointly with any other Person any Proprietary Asset that is material to the business of the Company with respect to which such other Person has any rights. Except as set forth in Schedule 2.18(f), there is no Contract pursuant to which any Person has any right (whether or not currently exercisable) to use, license or otherwise exploit any Company Proprietary Asset.

(g)     The Company has taken all reasonable steps that are required to protect the Company’s rights in all Company Proprietary Assets, including any Proprietary Assets that may have been provided by any other Person to the Company. Without limiting the foregoing, except as set forth in Schedule 2.18(g), the Company has taken reasonable commercial steps so that each employee of the Company is bound by a confidentiality agreement which requires such Person to take reasonable steps to protect the Company’s confidential information and proprietary property. To the Company’s Knowledge, each such agreement is in full force and effect and constitutes a valid and legally binding obligation of each party thereto, enforceable in accordance with its terms. To the Company’s Knowledge, no current or former employee, officer, director, stockholder, consultant or independent contractor has any right, claim or interest in or with respect to any Company Proprietary Asset.

(h)     To the Company’s Knowledge, with respect to the patent applications of the Company listed in Schedule 2.18(b) (including applications for any issued patents, the “Patent Applications”):

(i)     all prior art and other information material to the patentability of the claims in the Patent Applications of which the inventors are aware has been duly disclosed to the U.S. Patent and Trademark Office;

(ii)     the Company and the inventors did not sell or offer to sell products covered by any claims of any of the Patent Applications, or manufactured using any process claimed in any of the Patent Applications, or disclose the claimed invention to any third party other than patent counsel for the Company, prior to the effective filing date of such application;

(iii)     the Persons named as inventors in each Patent Application are the inventors of the inventions claimed in such application; and

(iv)     except as set forth on Schedule 2.18(h)(iv), each inventor named in each Patent Application has assigned his or her rights to the Company by an assignment document, which has been duly recorded in the U.S. Patent and Trademark Office.

(i)     Except as set forth in Schedule 2.18(i):

(i)     none of the Company’s commercial products, or any planned future commercial products currently being developed by the Company (either by itself or with any other Person), infringes, misappropriates or makes any unauthorized use of any Proprietary Asset owned or used by any other Person;

(ii)     none of the Company’s commercial products that have been designed, created, developed, assembled or manufactured by or on behalf of the Company infringes, misappropriates or makes any unauthorized use of any Proprietary Asset owned or used by any other Person, and none of such products has at any time infringed, misappropriated or made any unauthorized use of, and the Company has received no notice or other communication (in writing or otherwise) of, any actual, alleged, possible or potential infringement, misappropriation or unauthorized use of, any Proprietary Asset owned or used by any other Person; and

(iii)     to the Company’s Knowledge, no Person is infringing, misappropriating or making any unauthorized use of, any Company Proprietary Asset.

(j)     The Company Proprietary Assets constitute all of the Proprietary Assets necessary to enable the Company to conduct its business in the manner in which such business has been and is being conducted. Except as set forth in Schedule 2.18(j), the Company has not (i) licensed any of the Company Proprietary Assets to any Person or (ii) entered into any covenant not to compete or Contract limiting its ability to exploit fully any Company Proprietary Assets or to transact business in any market or geographical area or with any Person.

(k)     The Company has advised the Purchaser separately in writing of any and all “freedom to operate” or other legal opinion of patent counsel procured by the Company relating to any products that have been designed, created, developed, assembled or manufactured by the Company, or any apparatus or process used by the Company.

2.19     Environmental Matters.

(a)     No Person (including any Governmental Authority) has asserted against or provided to the Company any written notice, request, claim or demand for information, damages, contribution, indemnification, costs, expenses or causes of action arising out of (i) Hazardous Material (including without limitation the handling, storage or disposal thereof) in connection with or related to any asset or property currently or previously owned, operated or leased by the Company or (ii) any actual or alleged injury to human health or the environment by reason of the current condition or operations or activities of the Company or past conditions or operations or activities with respect to the Company.

(b)     The Company is not subject to any pending, or to the Knowledge of the Company, threatened litigation proceeding or investigation relating to or arising from the generation, emission, disposal, discharge, release or threatened release, treatment, or storage of any Hazardous Material by the Company, or on or under any property currently or previously owned, operated or leased by the Company.

(c)     There have been no releases of Hazardous Material at, on, under or from any property while owned, operated or leased by the Company, or to the Company’s Knowledge, at any such property before or after the Company’s ownership, operation or lease.

(d)     To the Company’s Knowledge, there are no underground storage tanks, active or abandoned, on or under any property owned, operated or leased by the Company, or at any such property before or after the Company’s ownership, operation or lease.

(e)     To the Company’s Knowledge, there is no environmental condition, situation or incident on, at or concerning any asset or property currently or previously owned, operated or leased by the Company or any of its predecessors that has resulted in, or could reasonably be expected to result in, a Material Adverse Effect on the Company.

(f)     Except as set forth on Schedule 2.19, the Company does not hold any environmental Permits and none are required for the conduct of the business of the Company as it has been conducted, is currently conducted or is proposed to be conducted.

(g)     The Company is, and at all times has been (including, to the Company’s Knowledge, while owned or operated by any of its predecessors), in compliance with all applicable Laws regulating, relating to or imposing liability or standards of conduct concerning Hazardous Material, pollution prevention, environmental protection or employee health and safety, which compliance includes, but is not limited to, the possession of any necessary environmental Permits and compliance with the terms and conditions thereof, except for violations, if any, that could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.20     Absence of Certain Changes and Events. Since the Balance Sheet Date, except as set forth in Schedule 2.20, there has not been any:

(a)     change in the Company’s record ownership, except as reflected on the records of the Company’s transfer agent (a true and correct copy of which has been made available to the Purchaser);

(b)     amendment to the Company’s Organizational Documents;

(c)     Company Debt incurred, modified or assumed (whether directly or by way of guarantee or otherwise);

(d)     payment (except in the ordinary course of business) or increase by the Company of any bonus, salary or other compensation to any officer, director or employee or entry into any employment, severance or similar Contract with any officer, director or employee, except for periodic raises in the ordinary course of business consistent with past practice (which raises do not exceed five percent (5%) in any given case);

(e)     adoption of, amendment to or increase in the payments (other than contributions made in the ordinary course of business consistent with past practice, which contributions do not exceed five percent (5%) in the aggregate) to or benefits under, any Plan;

(f)     damage to or destruction or loss of any asset of the Company having a replacement cost in excess of $50,000, whether or not covered by insurance;

(g)     entry into, termination of or receipt of notice of termination of (i) any license, distributorship, supply, dealer, sales representative, joint venture, credit or similar Contract to which the Company is a party, or (ii) any Contract or transaction involving a total remaining commitment of at least $50,000;

(h)     sale (other than sales of inventories in the ordinary course of business), lease or other disposition of any asset or property of the Company (including Proprietary Assets) or the creation of any Lien (other than Permitted Encumbrances) on any asset;

(i)     issuance, sale, purchase, distribution or disposition of any equity interests, notes or other securities nor has the Company committed itself to do so;

(j)     cancellation or waiver of any claims or rights with a value to the Company in excess of $50,000;

(k)      material change in the accounting methods used by the Company;

(l)     change to its credit or accounting policies or practices in any material respect, or accelerated in any material respect the collection of receivables whether by offering discounts or incentives or otherwise, or delayed in any material respect the payment of payables or other accruals;

(m)     any election (or revocation or change thereto) in respect of Taxes, adopted or changed any accounting method in respect of Taxes, filed any amendment to a Tax Return or any claim for refund or credit of Taxes, filed any Tax Return other than in the ordinary course of business and consistent with past practice (or, for avoidance of doubt, filed any Tax Return that was filed late), entered into any closing agreement, settled or compromised any claim or assessment in respect of Taxes, consented to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes, requested or entered into any ruling or agreement with a taxing authority with respect to Taxes or entered into a Contract which primarily relates to Taxes;

(n)     payment or declaration of any dividend, distribution or other entitlement (whether in cash, stock or property) in respect of any of the Company Stock; or

(o)     Contract by the Company to do any of the foregoing.

2.21     Books and Records. The books of account and other financial records of the Company, all of which have been made available to the Purchaser, (a) are complete and correct in all material respects, (b) represent actual, bona fide transactions, (c) have been maintained in all material respects in accordance with sound business practices, and (d) reflect the basis for the financial position, results of operations, cash flows and changes in stockholders’ equity of the Company as set forth in the Financial Statements. The Company’s system of internal accounting controls provides reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP, and (B) to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The minute books of the Company, all of which have been made available to the Purchaser, contain accurate and complete records of all meetings held, and action taken by, the Board of Directors of the Company and any committee thereof, and no meeting of the Board of Directors or any committee thereof has been held for which minutes have not been prepared or are not contained in such minute books.

2.22     Employee Benefits.

(a)     Schedule 2.22 sets forth all Company Plans. There are no other Plans under which the Company has any liability. True and correct copies of all Company Plans have been made available to the Purchaser. Except for the Company Plans set forth in Schedule 2.22, the Company has never maintained, sponsored, contributed to, participated in or had any obligation to fund any of the following Plans or arrangements: (i) an employee benefit plan subject to Title IV of ERISA or Section 412 of the Code (e.g., defined benefit pension plans); (ii) a multiemployer plan as defined under Section 3(37) or 4001(a)(31) of ERISA or Section 414(f) of the Code; (iii) an employee benefit plan that provides medical or other welfare benefits to retirees except as required by ERISA, the Code or other applicable Law, including, but not limited to, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended; (iv) a multiple employer plan within the meaning of Section 413(c) of the Code or Sections 4063, 4064 or 4066 of ERISA; (v) a multiple employer welfare arrangement within the meaning of Section 3(40)(A) of the Code; or (vi) a voluntary employees beneficiary association within the meaning of Code Section 501(c)(9). The Internal Revenue Service has not revoked or threatened in writing to revoke the determination letter for the Company’s 401(k) plan dated March 31, 2014.

(b)     Each of the Company Plans has been adopted and, to the Company’s Knowledge, is, and at all times has been, operated in compliance with its terms and all applicable Laws (including, where applicable, ERISA and the Code). To the Company’s Knowledge, none of the Company Plans (nor any Plans in which Company employees participate) or any trusts relating thereto have engaged in any transaction in connection with which the Company or any fiduciaries of any Plans or related trusts is or could be subject either to a civil penalty or other liability under Sections 502(i), 406 or 409 of ERISA or a Tax imposed by Section 4975 of the Code, and no event has occurred and no condition exists with respect to any Plans that could subject the Company to any other Tax or penalty under the Code or civil penalty or other liability under ERISA or other Laws.

(c)     To the Company’s Knowledge, the consummation of the transactions contemplated by this Agreement and the other Transaction Documents will not, except as provided this Agreement (i) entitle any current or former employee, officer, director or independent contractor of the Company to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of payments or compensation due any such individual or (iii) result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

2.23     Employees.

(a)     Schedule 2.23 contains a complete and accurate list of the following information for each current employee, leased employee, temporary or staffing agency employee, independent contractor, consultant and agent of the Company, including each employee on leave of absence or inactive status: employer; identifying employee number; date of hiring or engagement; date of commencement of employment or engagement; immigration status; current compensation paid or payable and any change in compensation since the Balance Sheet Date. At all times while engaged by the Company, all independent contractors and consultants of the Company were independent contractors to, and not employees of, the Company for purposes of all applicable federal and state Laws relating to wages and hours, all applicable federal and state income tax withholding requirements, and any other Law or Order implicating the relationship between the Company and any independent contractor or consultant.

(b)     To the Company’s Knowledge, no officer, director, agent, employee, consultant or contractor of the Company is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant or contractor (i) to engage in or continue or perform any conduct, activity, duty or practice relating to the business of the Company or (ii) to assign to the Company or to any other Person any rights to any invention, improvement or discovery developed while acting in any capacity for or on behalf of the Company. To the Company’s Knowledge, no former or current employee of the Company is a party to, or is otherwise bound by, any Contract that in any way adversely affected, affects or reasonably could be expected to affect the ability of the Company or the Purchaser to conduct the business as heretofore carried on by the Company.

(c)     There is no collective bargaining or similar agreement with any labor unions or associations representing employees of the Company. To the Company’s Knowledge, there have been no claims of discrimination or harassment that have been made against the Company or a Company employee before a Governmental Authority regarding actions or omissions of a Company employee during the course of his or her employment with the Company.

2.24     Insurance. Schedule 2.24 sets forth a complete and accurate list of all insurance policies carried by the Company and any claims received under such insurance policies for the past two (2) policy years, all insurance loss runs, and all workers’ compensation claims received for the past two (2) policy years. The Company has delivered or made available to the Purchaser true, complete and correct copies of all current insurance policies, all of which are in full force and effect. All premiums due and payable under all such policies have been paid, and the Company is otherwise in compliance with the terms of such policies. There have been no threatened terminations of, or threatened material premium increases with respect to, any of such policies.

2.25     Brokers and Finders. Except as set forth on Schedule 2.25, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

2.26     Taxes.

(a)     Each of the Company and its Subsidiaries has filed all federal income Tax Returns and all other material Tax Returns that they were required to file under applicable Laws.

(b)     All such Tax Returns were correct and complete in all material respects.

(c)     All material Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid.

(d)     Each of the Company and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(e)     No claim has ever been made (and not yet been resolved) in writing, or, to the Knowledge of the Company, orally in the preceding six (6) months prior to the date of this Agreement, by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(f)     No federal, state, local, or non-U.S. tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received after December 31, 2012 from any federal, state, local, or non-U.S. taxing authority (including jurisdictions where the Company or its Subsidiaries have not filed Tax Returns) in writing or, to the Knowledge of the Company, orally in the preceding six (6) months prior to the date of this Agreement, any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company or any of its Subsidiaries.

(g)     Schedule 2.26 of the Disclosure Schedule lists all federal, state, local, and non-U.S. income Tax Returns filed with respect to any of the Company or its Subsidiaries for taxable periods ended on or after December 31, 2013, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Company has delivered to the Purchaser correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries filed or received since December 31, 2013.

(h)     Each of the Company and its Subsidiaries has disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code §6662.

(i)     Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(j)     Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return.

(k)     There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries.

(l)     Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement.

(m)     Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation §1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise.

(n)     Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code §280G (or any corresponding provision of state, local, or non-U.S. Tax law).

(o)     Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code §897(c)(2) during the applicable period specified in Code §897(c)(1)(A)(ii).

(p)     The unpaid Taxes of the Company and its Subsidiaries (A) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (rather than any reserve (accrued in accordance with the principals of Section 4.13(a)) for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet included in the Financial Statements (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.

(q)     Since the date of the most recent balance sheet included in the Financial Statements, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(r)     Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date; (C) intercompany transaction or excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date.

(s)     Within the past 3 years, neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361.

(t)     Neither the Company nor any of its Subsidiaries is or has been a party to any “listed transaction,” as defined in Code §6707A(c)(1) and Reg. §1.6011-4(b)(2).

2.27     Data Protection. The Company has at all times since January 1, 2006 employed security practices and procedures designed to ensure that Personally Identifiable Information and Customer Data are protected from unauthorized access, use, modification, loss, disclosure or other misuse. Since January 1, 2006, the Company has not received any notification from any Governmental Authority that it has been out of compliance with applicable Law, the Payment Card Industry Payment Application Data Security Standard (PA DSS), the Payment Card Industry Data Security Standard (PCI DSS), contractual and fiduciary obligations, requirements of self-regulatory organizations, consumer-facing statements in any marketing or promotional materials, its published privacy policies and its internal privacy policies, in each case relating to (i) the privacy of users of Internet websites owned, maintained or operated by the Company and (ii) the collection, storage, transfer, retention, disposal and any other processing of any Personally Identifiable Information and Customer Data collected or used by the Company in any manner or maintained by third parties having access to such information. To the Company’s Knowledge, the Company has not suffered any unauthorized disclosure or loss of Personally Identifiable Information or Customer Data since January 1, 2006.

2.28     Disclosure. No representation or warranty or other statement made by the Company in this Agreement, any other Transaction Document, the Disclosure Schedule, the Financial Statements or any certificate delivered pursuant to the transactions contemplated by this Agreement and the other Transaction Documents contains any untrue statement of a material fact or omits to state a material fact necessary to make such representation or warranty or other statement, in light of the circumstances in which it was made, not misleading.

2.29     Warranties. No product manufactured, distributed or sold by the Company is subject to any express guarantee, warranty, right of return or other indemnity beyond the Company’s applicable standard terms and conditions in effect at the time of sale. The Financial Statements reflect reserves adequate for any such claims known by the Company for the applicable periods presented therein, and in any case such reserves shall not be less than an amount that reflects historical experience with such claim expenses. The Company has no Knowledge of any reason why such expenses should significantly increase as a percentage of sales in the future.

2.30     No Implied Representations and Warranties. Except as otherwise expressly set forth in this Article II, the Company is making no representations or warranties, express or implied, as to the Company, any of its assets or otherwise, and each of the Purchaser and the Merger Sub acknowledges that it is not relying upon any express or implied representations or warranties of any kind from the Company, other than as expressly set forth herein.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND MERGER SUB

The Purchaser and Merger Sub represent and warrant to the Company as follows:

3.1     Existence and Good Standing. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of the Purchaser and Merger Sub has the corporate power to own its respective properties and to carry on its respective business as is now being conducted and as proposed to be conducted, and each is duly qualified to do business as a foreign corporation and is in good standing under the Laws of each state or other jurisdiction in which the failure to be so qualified and in good standing could reasonably be expected to have a Material Adverse Effect on the Purchaser. Neither the Purchaser nor Merger Sub is in violation of any of the provisions of its Organizational Documents.

3.2     Equity Interests. All of the outstanding equity interests of Merger Sub are held by the Purchaser.

3.3     Purchaser Shares. The shares of Purchaser Common Stock to be issued to the Company Holders pursuant to Section 1.6 above have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable. The shares of Purchaser Common Stock to be issued upon the exercise of those Stock Options under the Company Plan which are to be assumed by the Purchaser pursuant to Section 1.6 have been duly authorized, and when issued will be validly issued, fully paid and non-assessable.

3.4     Corporate Power, Authority and Enforceability.

(a)     The Purchaser has all requisite power and authority to enter into and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Purchaser’s execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party and the Purchaser’s consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all corporate action required of the Purchaser by applicable Law or its Organizational Documents. This Agreement and the other Transaction Documents to which the Purchaser is a party constitute the valid and legally binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as enforcement may be limited by general equitable principles (whether raised in a proceeding at Law or in equity), or by applicable bankruptcy, insolvency, moratorium or similar Laws of general application relating to or affecting creditors’ rights (including without limitation, the effect of statutory or other Laws regarding fraudulent conveyances or transfers and preferential transfers).

(b)     Merger Sub has all requisite power and authority to enter into and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Merger Sub’s execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party and Merger Sub’s consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all corporate action required of Merger Sub by applicable Law or its Organizational Documents. This Agreement and the other Transaction Documents to which Merger Sub is a party constitute the valid and legally binding obligations of Merger Sub, enforceable against Merger Sub in accordance with their respective terms, except as enforcement may be limited by general equitable principles (whether raised in a proceeding at Law or in equity), or by applicable bankruptcy, insolvency, moratorium or similar Laws of general application relating to or affecting creditors’ rights (including without limitation, the effect of statutory or other Laws regarding fraudulent conveyances or transfers and preferential transfers).

3.5     No Violations; Consents and Approvals.

(a)     The execution and delivery of this Agreement, the Transaction Documents and any other instruments and agreements to be executed and delivered by the Purchaser or Merger Sub as contemplated hereby and thereby and the consummation by the Purchaser and Merger Sub of the transactions contemplated hereby and thereby will not result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Lien on any of the properties or assets of the Purchaser or Merger Sub under (i) any provision of the Organizational Documents of the Purchaser or Merger Sub; (ii) any Law or Order applicable to the Purchaser or Merger Sub or by which any of their respective properties or assets may be bound; (iii) any of the terms, conditions or provisions of any Contract to which the Purchaser or Merger Sub is a party, or by which the Purchaser, Merger Sub or any of their respective properties or assets is bound; except in the case of clauses (ii) and (iii) above, for such violations, breaches, conflicts or defaults which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the Purchaser or Merger Sub.

(b)     Except for: (i) such filings of reports under the applicable requirements of the Exchange Act; (ii) the applicable requirements of the NASDAQ Stock Market LLC; (iii) the filing and effectiveness of the Registration Statement; and (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL; no consent, approval, or authorization of, or declaration, filing or registration with, any Governmental Authority or any other Person will be required to be made or obtained by the Purchaser or Merger Sub in connection with the execution, delivery, and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

3.6     SEC Reports. Since January 1, 2014, the Purchaser has filed with the United States Securities and Exchange Commission (the “SEC”) all forms, financial statements, documents and reports (collectively, “SEC Reports”) required to be filed by the Purchaser pursuant to the Exchange Act.

3.7     Broker’s or Finder’s Fees. Except as set forth on Schedule 3.7, no agent, broker, Person or firm acting on behalf of the Purchaser or Merger Sub is, or will be, entitled to any commission or broker’s or finder’s fees from any of the parties hereto, or from any Person or entity controlling, controlled by or under common control with any of the parties hereto, in connection with any of the transactions contemplated herein.

3.8     Litigation. There is no action, suit, proceeding at Law or in equity, arbitration or administrative or other proceeding or investigation by or before any governmental or other instrumentality or agency pending or, to the Purchaser’s knowledge, threatened against or affecting the Purchaser or Merger Sub, or any of their respective properties or rights, which, if adversely determined, would have a Material Adverse Effect on the ability of the Purchaser or Merger Sub to consummate the transactions contemplated by this Agreement or to perform their respective obligations hereunder.

3.9     No Prior Activities. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

3.10     Financing. The Purchaser has delivered to the Company a true and complete copy, as of the date of this Agreement, of an executed commitment letter with Goldman Sachs Specialty Lending Group, L.P. or one or more Affiliates thereof (the “Commitment Letter”) to provide, subject to the terms and conditions therein and in any related fee letter, financing in the amounts set forth therein for the purposes of financing the transactions contemplated hereby and related fees and expenses and the refinancing or retirement of certain outstanding indebtedness and other obligations of the Company (the “Financing”). As of the date of this Agreement, the Commitment Letter is in full force and effect and is the legal, valid, binding and enforceable obligation of the Purchaser, except as enforcement may be limited by general equitable principles (whether raised in a proceeding at Law or in equity), or by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws of general application relating to or affecting creditors’ rights (including without limitation, the effect of statutory or other Laws regarding fraudulent conveyances or transfers and preferential transfers). Assuming the Financing is funded in accordance with the terms of the Commitment Letter, the net proceeds contemplated by the Commitment Letter will, together with cash that will be available to the Purchaser on the Closing Date, in the aggregate be sufficient for the Purchaser to (i) pay the Closing Consideration Value, and (ii) pay any and all amounts in connection with the refinancing or retirement of any outstanding indebtedness or other obligations of the Company contemplated by this Agreement or the Financing commitments. As of the date of this Agreement, the Purchaser is not and, to the knowledge of the Purchaser, no other party to the Commitment Letter is, in breach of, or default under, the Commitment Letter.

3.11     Absence of Material Adverse Changes. Since the date of the most recent report filed by the Purchaser with the SEC under the Exchange Act, the Purchaser has conducted its operations in the ordinary and usual course of business consistent with past practice and has paid its obligations as they have become due, and the business, operations and prospects of the Purchaser have not undergone any changes that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

3.12     Disclosure. No representation or warranty or other statement made by the Purchaser in this Agreement, any other Transaction Document, any certificate delivered pursuant to the transactions contemplated by this Agreement and the other Transaction Documents constitutes an untrue statement of a material fact or omits to state a material fact necessary to make such representation or warranty or other statement, in light of the circumstances in which it was made, not misleading. No statement made by the Purchaser in any report or other document filed by the Purchaser with the SEC under the Securities Act or the Exchange Act since December 31, 2014 constitutes an untrue statement of a material fact or omits to state a material fact necessary to make such statement, in light of the circumstances in which it was made, not misleading.

3.13     Capital Stock. The Purchaser has an authorized capitalization consisting of the number and types of shares of capital stock set forth in Schedule 3.13, with the par value per share stated therein. The Purchaser has issued and outstanding the number and types of shares of capital stock set forth in Schedule 3.13; no other shares of capital stock are issued or outstanding; and there are no outstanding options, warrants, rights (preemptive or otherwise), restricted stock awards or units, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any character providing for the purchase, issuance or sale of any securities of the Purchaser, other than as contemplated by this Agreement or set forth in Schedule 3.13.

3.14     No Implied Representations and Warranties. Except as otherwise expressly set forth in this Article III, the Purchaser and Merger Sub are making no representations or warranties, express or implied, and the Company acknowledges that it is not relying upon any express or implied representations or warranties of any kind from the Purchaser or Merger Sub, other than as expressly set forth herein.

ARTICLE IV
COVENANTS AND AGREEMENTS OF PURCHASER AND THE COMPANY

4.1     Confidentiality. The confidentiality of all documents and information furnished in connection with the transactions contemplated by this Agreement shall be governed by the terms of the confidentiality agreement, dated as of September 29, 2015 (and as may be amended from time to time), between the Purchaser and the Company (the “Confidentiality Agreement”). Without limiting the terms of the Confidentiality Agreement, except for disclosures required to obtain any consent or approval of any Person or other disclosures approved by the other party, neither the Company nor the Purchaser shall disclose the terms of this Agreement or the terms of any of the transactions contemplated hereby to any other Person, other than to the directors, officers, employers, agents, attorneys, consultants or representatives of such Person who need to know such information to assist such Person in complying with its obligations under this Agreement. Notwithstanding the foregoing, this Section 4.1 shall not prohibit any such Person from making any disclosure which is (i) required to avoid a violation of applicable Law by such party or (ii) required by rule or regulation of any securities exchange or market on which the securities of any party or its Affiliates are listed or quoted, and in each such case the party required to make such disclosure shall do so only to the limited extent necessary to comply with such Law, regulation, rule or obligation and shall, to the extent practicable, give advance notice thereof to the other party hereto and an opportunity to comment on any such disclosure and oppose the need therefor.

4.2     Public Announcements. Neither the Company nor the Purchaser will, without the prior consent of the other party, make, directly or indirectly, any public comment, statement, or communication with respect to, or otherwise disclose or permit the disclosure relating to this Agreement or the transactions contemplated hereby, except as required by Law or by rule or regulation of any securities exchange or market on which such party’s securities are listed or quoted and after consultation with the other party. Except as required by Law or by rule or regulation of any securities exchange or market on which such party’s securities are listed or quoted, the timing and content of announcements concerning these matters, including any press releases, will be by mutual agreement.

4.3     Exclusive Dealing; No Solicitation or Negotiation.

(a)     Except as expressly permitted by this Section 4.3 (including Section 4.3(b)), the Company and its Subsidiaries and their respective officers and directors shall, and the Company shall cause its and its Subsidiaries’ Representatives to, (i) as of the execution of this Agreement, immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to or that could reasonably be expected to lead to an Acquisition Proposal and (ii) from the execution of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, not (A) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes or that could reasonably be expected to lead to an Acquisition Proposal, (B) engage in or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning the Company or its Subsidiaries to any Person relating to, or that could reasonably be expected to lead to, any Acquisition Proposal, (C) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or (D) resolve to do any of the foregoing.

(b)     Notwithstanding anything in this Agreement to the contrary, at any time following the execution of this Agreement and prior to the time, but not after, the Stockholder Written Consent is obtained, if the Company receives a bona fide written Acquisition Proposal (or an amendment or modification thereto) from any Person that is not withdrawn and that did not result from a breach of Section 4.3(a), subject to compliance with this Section 4.3(b), (i) the Company and its Subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) may provide non-public information and data concerning the Company and its Subsidiaries in response to a request therefor by such Person if the Company receives from such Person an executed confidentiality agreement on customary terms not materially more favorable to such Person than those contained in the Confidentiality Agreement and that does not restrict or prohibit the Company or its Subsidiaries from complying with this Agreement (an “Acceptable Confidentiality Agreement”); provided, however, that (A) a copy of the Acceptable Confidentiality Agreement is provided to the Purchaser promptly (and, in any event, within two Business Days) after execution thereof, (B) the Company and its Representatives shall not provide to any such Person any non-public information or data that has not been provided to the Purchaser by the Company or its Representatives (including pursuant to this Section 4.3) prior to the execution of this Agreement unless such information or data is material and is as a result of an event, fact or circumstance occurring after the execution of this Agreement and the Company promptly (and in any event within two Business Days thereafter) provides to the Purchaser any such non-public information or data that the Company provides to such Person; and (C) the Company and its Representatives shall withhold such portions of the information and data to the extent relating to any pricing or other matters that are highly sensitive or competitive in nature from any Person who is a direct competitor, supplier, vendor or Customer of the Company or any of its Subsidiaries or any Person known to the Company or its financial advisor to be an Affiliate of any of the foregoing (collectively, “Restricted Bidders”), except to a Restricted Bidder who has (x) submitted a bona fide written Acquisition Proposal that is not withdrawn and that did not result from a breach of this Section 4.3 and that constitutes a Superior Proposal and (y) certified to the Company in writing that it has substantially completed legal, financial and accounting due diligence (other than with respect to such withheld information and data) (a “Qualified Bidder”), in which case, such disclosure shall be subject to an Acceptable Confidentiality Agreement and pursuant to customary “clean-room” or other appropriate procedures, and (ii) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person, except, in the case of each of (i) and (ii), such actions shall be permitted if and only to the extent that, prior to taking any action described in clause (i) or (ii) above, (x) the Board of Directors of the Company (or an authorized committee thereof) determines in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, and (y) the Board of Directors of the Company (or an authorized committee thereof) has determined in good faith (after consultation with outside legal counsel and a nationally-recognized financial advisor) that such Acquisition Proposal constitutes a Superior Proposal; provided, however, that the Company shall immediately (and in any event within two Business Days) notify the Purchaser of any determination by the Board of Directors of the Company (or an authorized committee thereof) contemplated by this Section 4.3(b) specifying that notice is given pursuant to this Section 4.3(b); provided, further, that the Company and its Representatives may contact such Person before making the determination set forth in Section 4.3(b)(x) and (y) solely to clarify the terms and conditions of such proposal, including to clarify whether such Acquisition Proposal constitutes a Superior Proposal and the extent of any diligence that may be required by such Person, prior to making any such determination but not, in any event, to negotiate such terms and conditions.

(c)     No Change in Recommendation or Alternative Acquisition Agreement. Except as expressly permitted pursuant to Section 4.3(d), the Board of Directors of the Company and each committee thereof shall not:

(i)     withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to the Purchaser, the Company Recommendation with respect to the Merger or approve, endorse or recommend, or propose publicly to approve or recommend, or resolve to approve or recommend, any Acquisition Proposal (collectively, a “Change of Recommendation”);

(ii)     authorize, cause or permit the Company or any of its Subsidiaries to enter into any agreement, agreement in principle, letter of intent, memorandum of understanding, term sheet, Alternative Acquisition Agreement or other similar agreement or document (other than an Acceptable Confidentiality Agreement) relating to or in connection with any Acquisition Proposal;

(iii)     approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of DGCL or any similar action or omission under any other applicable Takeover Statute; or

(iv)     grant any waiver, amendment or release under, or take any other action having a similar effect with respect to, any standstill, confidentiality or similar agreement, except to the extent necessary to allow the counterparty thereof to make a private Acquisition Proposal to the Board of Directors of the Company in accordance with this Agreement.

(d)     Superior Proposal. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Stockholder Written Consent is obtained, the Board of Directors of the Company (or an authorized committee thereof) may terminate this Agreement pursuant to and in accordance with Section 8.1(a)(v) if (i) after the date hereof, the Company receives a Superior Proposal, (ii) the Board of Directors of the Company (or an authorized committee thereof) determines in good faith, after consultation with its outside counsel, that failure to do so would be inconsistent with its fiduciary duties under applicable Law, (iii) the Company notifies the Purchaser in writing, at least five (5) Business Days in advance, that it intends to terminate this Agreement pursuant to Section 8.1(a)(v) with respect to such Superior Proposal, which notice shall specify the identity of the party who made such Superior Proposal and all of the material terms and conditions of such Superior Proposal and, unless previously delivered to the Purchaser, attach the most current version of such agreement; (iv) after providing such notice and prior to terminating this Agreement pursuant to Section 8.1(a)(v) with respect to such Superior Proposal, the Company shall negotiate in good faith on an exclusive basis with the Purchaser during such five (5)-Business Day period (to the extent that the Purchaser desires to negotiate) to make such revisions to the terms of this Agreement and the Financing as would permit the Board of Directors of the Company not to terminate this Agreement pursuant to Section 8.1(a)(v) in response to such Superior Proposal; and (v) the Board of Directors of the Company (or an authorized committee thereof) shall have considered in good faith any changes to this Agreement and the Financing and shall have determined in good faith that such Superior Proposal would continue to constitute a Superior Proposal if such changes offered by the Purchaser were to be given effect; provided, however, that in the event that the Superior Proposal is thereafter modified by the party making such Superior Proposal, the Company shall provide written notice of such modified Superior Proposal to the Purchaser and shall again comply with this Section 4.3(d) and provide Purchaser with an additional notice prior to terminating this Agreement pursuant to Section 8.1(a)(v) (and shall do so for each subsequent modification).

(e)     Notice. From and after the date of this Agreement, the Company agrees that it will promptly (and, in any event, within two Business Days) notify the Purchaser if (i) any inquiries, proposals or offers with respect to an Acquisition Proposal are received by the Company or any of its Subsidiaries or any of their Representatives indicating, in connection with such notice, the identity of the Person making the proposal or offer and the material terms and conditions of any proposals or offers (including, if applicable, copies of any proposals or offers constituting Acquisition Proposals, including proposed agreements) and (ii) any non-public information is requested from, or any discussions or negotiations are sought to be initiated with, it or any of its Representatives indicating, in connection with such notice, the identity of the Person seeking such information or discussions or negotiations, and in each case, thereafter shall keep the Purchaser reasonably informed of the status of any such discussions or negotiations. In the event that any such party modifies its Acquisition Proposal in any material respect, the Company shall notify the Purchaser within two Business Days hours after receipt of such modified Acquisition Proposal of the fact that such Acquisition Proposal has been modified and the terms of such modification (including, if applicable, copies of any written documentation reflecting such modification).

(f)     Company Acknowledgement. The Company agrees that any breach of this Section 4.3 by any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 4.3 by the Company for all purposes of this Agreement.

4.4     Access and Investigation. Between the date of this Agreement and the Effective Time, the Company will, and will cause its Representatives to, (a) afford the Purchaser and its representatives (the “Purchaser Advisors”) full and free access at reasonable times and upon reasonable notice to the Company’s personnel, properties (including subsurface testing), Contracts , books and records, and other documents and data, (b) furnish the Purchaser and the Purchaser Advisors with copies of all such Contracts, books and records, and other existing documents and data as the Purchaser may reasonably request, and (c) furnish the Purchaser and the Purchaser Advisors with such additional financial, operating, and other data and information as the Purchaser may reasonably request. .Notwithstanding the foregoing, the Company shall not be required to afford access to any commission rates or other financial terms of any customer Contracts, shall not be required to give access to any such Contracts other than with its top 50 customers and may redact any such commission rates and other financial terms from any customer Contracts to which access is afforded.

4.5     Conduct of Business of the Company. During the period between the date of this Agreement and the Effective Time or, as the case may be, termination of this Agreement in accordance with its terms, the Company agrees (except to the extent that the Purchaser shall otherwise consent in advance in writing) to conduct its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay its debts and Taxes when due, to pay or perform other obligations when due, and, to the extent consistent with such business, to use all reasonable efforts consistent with past practice and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with Customers, suppliers, vendors, distributors, licensors, licensees, and others having business dealings with it, all with the goal of preserving unimpaired its goodwill and ongoing businesses. The Company shall promptly notify the Purchaser of any material event or occurrence or emergency not in the ordinary course of business, and any material event involving or adversely affecting the Company or its business. The Company shall report periodically to the Purchaser concerning the status of the business, operations, and finances of the Company prior to the Effective Time.

Further, during the period between the date of this Agreement and the Effective Time or, as the case may be, termination of this Agreement in accordance with its terms, except as expressly required by this Agreement, the Company shall not, without the prior written consent of the Purchaser:

(a)     enter into any commitment or transaction not in the ordinary course of business consistent with past practices or, in any event, which exceeds $25,000, individually, other than (i) Contracts entered into in the ordinary course of business with customers providing for services to less than 100 locations and (ii) renewals in the ordinary course of business with existing customers of the Company on terms no less favorable to the Company that the then-existing terms thereof;

(b)     enter into or amend any Contract pursuant to which any other party is granted marketing, distribution or similar rights of any type or scope with respect to any products of the Company, other than in the ordinary course of business consistent with past practice;

(c)     amend or otherwise modify in any material respect (or agree to do so), or violate the terms of, any of the Contracts set forth, described or required to be described in the Disclosure Schedule;

(d)     fail to maintain or preserve the Company’s water vending equipment in the ordinary course of business;

(e)     settle or commence any litigation or any dispute resolution process (other than settlements involving solely financial remuneration less than or equal to $25,000);

(f)     declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Stock, or split, combine or reclassify any of the Company Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company Stock, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Company Stock (or options, warrants or other rights exercisable therefor);

(g)     issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any shares of Company Stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares of Company Stock or other convertible securities; provided, however, that the Company may issue additional shares of Company Stock to employees of the Company during the three (3) Business Days immediately preceding the Closing Date in respect to payment of a portion of the Transaction Bonuses payable to such Company employees;

(h)     cause or permit any amendments to its Organizational Documents;

(i)     acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company;

(j)     sell, lease, license, loan or otherwise dispose of any of its properties or assets other than in the ordinary course of business, consistent with past practices, and other than the proposed sale of machines as set forth in Schedule 2.20;

(k)     transfer to any Person any rights to the Company’s Proprietary Assets;

(l)     incur any (i) liabilities for borrowed money or amounts owed in excess of $25,000 other than under the Credit Agreement, (ii) guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s balance sheet (or the notes thereto), or (iii) lease payments (or obligations to make lease payments) in excess of $25,000 under leases required to be capitalized in accordance with GAAP;

(m)     grant any severance or termination fee in excess of $25,000 to be paid to any director, officer, employee or consultant, except payments made pursuant to standard written agreements outstanding on the date hereof and disclosed to the Purchaser in the Disclosure Schedule;

(n)     except for travel and business expenses incurred in the ordinary course of business in accordance with past practices (provided that such advances do not exceed an aggregate of $25,000), (A) adopt or amend any employee benefit plan, program, policy or arrangement, (B) enter into any employment contract, (C) extend any Employment Offer or loan, (D) pay or agree to pay any annual or special bonus or special remuneration to any director, employee or consultant, or (E) increase the salaries or wage rates of (1) any executive employees exceeding five percent (5%) in any given case or (2) any non-executive employee exceeding ten percent (10%) in any given case, as applicable, except for any Transaction Bonuses (as defined in Section 1.6(e)(xiv)(B));

(o)     revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable in excess of $15,000 in any one case or $30,000 in the aggregate;

(p)     pay, discharge or satisfy, in an amount in excess of $25,000 in any one case, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as otherwise consented to in writing by the Purchaser prior to Closing;

(q)     make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(r)     enter into any strategic alliance, joint development or joint marketing agreement;

(s)     approve any transaction under, or any person becoming an “interested stockholder” under, Section 203 of DGCL or any similar action or omission under any other applicable Takeover Statute;

(t)     fail to pay or otherwise satisfy its monetary obligations in the ordinary course of business consistent with past practice, except such as are being contested in good faith;

(u)     waive or commit to waive any rights with a value in excess of $25,000, in any one case;

(v)     cancel, materially amend or renew any insurance policy;

(w)     alter, or enter into any commitment to alter, its interest in any corporation, association, joint venture, partnership or business entity in which the Company directly or indirectly holds any interest on the date hereof; or

(x)     commit to, or agree (in writing or otherwise) to take, any of the actions described in Sections 4.5(a) through (w) above, or any action that would prevent the Company from performing or cause the Company not to perform its covenants hereunder.

4.6     Notification. Between the date of this Agreement and and the Effective Time or, as the case may be, termination of this Agreement in accordance with its terms, each of the Purchaser or the Company, as the case may be, will promptly notify the other party in writing if first party becomes aware of any fact or condition that causes or constitutes a breach of any of its representations and warranties as of the date of this Agreement, or it becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. During the same period, each of the Purchaser or the Company, as the case may be, will promptly notify the other party of the occurrence of any breach of any covenant of the first party in this Article 4 or of the occurrence of any event that may make the satisfaction of the conditions in Article 5 impossible or unlikely.

4.7     Filings; Other Actions; Notification.

(a)     Subject to the terms and conditions set forth in this Agreement, the Company and the Purchaser shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws (i) to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable the expiration or termination of any applicable waiting period, and (ii) to obtain all necessary actions, non-actions, waivers, consents, registrations, approvals, permits and authorizations that may be required, necessary or advisable to be obtained from any third party and/or any Governmental Authority in order to consummate the Merger or any of the other transactions contemplated by this Agreement, under applicable Law. Notwithstanding anything to the contrary in this Agreement, in no event shall the Purchaser or any of its Affiliates be obligated in connection with the receipt of any consent, approval, ruling or authorization from any Governmental Authority in connection with this Agreement, to (a) propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any assets of the Purchaser’s business or of the Purchaser and its Affiliates, or otherwise offer to take or offer to commit to take any action (including, without limitation, any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of the Purchaser’s business, the Purchaser or any of its Affiliates) which it is lawfully capable of taking and if the offer is accepted, take or commit to take such action, or (b) take or omit to take any action that would reasonably be expected to result in a material and adverse impact on the Company and its Subsidiaries, or the Purchaser and its Subsidiaries (including the Surviving Corporation and its Subsidiaries following the Effective Time), in each case taken as a whole, or any of the Purchaser’s Affiliates, in each case as may be required in order to avoid the commencement of any action or proceeding to prohibit any transaction contemplated by this Agreement, or if already commenced, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding. The Company shall not, without the prior written consent of the Purchaser, publicly or before any Governmental Authority or other third party, offer, suggest, propose or negotiate, and shall not commit to or effect, by consent decree, hold separate order or otherwise, any sale, divestiture, disposition, prohibition or limitation or other action of a type described in this subparagraph.

(b)     Subject to applicable Laws relating to the exchange of information, the Purchaser and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of non-confidential information relating to the Purchaser or the Company, as the case may be, and any of their respective Affiliates, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of the Company and the Purchaser shall act reasonably and as promptly as practicable.

(c)     The Company and the Purchaser each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of the portions of any notices or other communications received by the Purchaser or the Company, as the case may be, from any third party or any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement. Neither the Company nor the Purchaser shall, nor shall they permit any of their Subsidiaries or Representatives to, participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry with respect to the Merger and the other transactions contemplated hereby unless they consult with the other parties in advance and, to the extent permitted by such Governmental Authority, give the other parties the opportunity to attend and participate thereat.

4.8     Other Closing Transactions. Each of the Purchaser and the Company shall use its reasonable efforts and take all action to be taken on its part which is reasonably necessary to effect the Merger and the transactions referred to in Section 1.5A to be effected concurrently with the Merger at the Effective Time.

4.9     Registration Statement.

(a)     The Purchaser and the Company agree to cooperate in the preparation of a registration statement on Form S-4 (the “Registration Statement”) to be filed by the Purchaser with the SEC in connection with the issuance of the Purchaser Common Stock and Warrants in the Merger and in connection with the transactions referred to in Sections 1.6(b) and 1.6(c) and the future issuance of shares of the Purchaser Common Stock issuable upon exercise of the Warrants, (including the prospectus constituting a part thereof (the “Prospectus”) and all related documents). Each of the Purchaser and the Company agree to use its reasonable efforts to cause the Registration Statement to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof. The Company agrees to cooperate with the Purchaser and the Purchaser’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from the Company’s independent registered public accounting firm and other representatives, as applicable, in connection with the Registration Statement and the Prospectus. After the Registration Statement is declared effective under the Securities Act, the Company, at its own expense (if the Closing does not occur), shall promptly mail, or cause to be mailed, the Prospectus to the Stockholders.

(b)     The Company agrees, upon the Purchaser’s request, to furnish the Purchaser with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement, the Prospectus or any filing, notice or application made by or on behalf of the Purchaser or any of its Subsidiaries to any Governmental Authority in connection with the transactions contemplated hereby. The Company agrees, as to itself and its Subsidiaries, directors, officers and the Stockholders, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, and (ii) the Prospectus and any amendment or supplement thereto, at the date of mailing to the Stockholders, will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Purchaser agrees, as to itself and its Subsidiaries, directors, and officers, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, and (ii) the Prospectus and any amendment or supplement thereto, at the date of mailing to the Stockholders, will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

4.10     Listing of Additional Shares. Promptly following the date hereof, the Purchaser shall use its reasonable efforts to file with the NASDAQ Stock Market LLC, to the extent required, a “Notification Form: Listing of Additional Shares” or “Notification Form: Change in Number of Shares Outstanding” with respect to the shares of Purchaser Common Stock issuable upon conversion of the Company Stock as a result of the Merger in connection with the transactions referred to in Sections 1.6(b) and 1.6(c) and upon exercise of the Warrants.

4.11     401(k) Plan. Prior to Closing, the Company’s Board of Directors shall take all necessary and appropriate actions to terminate the Company’s 401(k) plan.

4.12     Dissenters. During the period from the date of this Agreement to the Closing Date, the Company shall, and shall cause its officers, directors, employees, Affiliates, agents and representatives to, comply with all provisions of the DGCL relating to dissenters’ rights applicable to the Merger, this Agreement and the other transactions contemplated hereby; provided, however, that the Company shall not, except with the prior written consent of the Purchaser, or as required under the DGCL, voluntarily make any payment with respect to, or settle or offer to settle, any purchase demand by a holder of Dissenting Shares.

4.13     Tax Matters. The provisions of this Section 4.13 shall govern the allocation of responsibility as between the Purchaser, on the one hand, and the Company Holders, on the other, for certain Tax matters.

(a)     In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes of the Company for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date, except that the amount of any real property, personal property or other ad valorem Taxes of the Company for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. The “Pre-Closing Tax Period” is all taxable periods ending on or before the Closing Date and the portion through the ending of the Closing Date for any taxable period that includes (but does not end on) the Closing Date.

(b)     The Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company for all periods ending on or prior to the Closing Date that are filed after the Closing Date. The Purchaser shall permit the Stockholder Representative to review and comment on each such Tax Return described in the preceding sentence upon request prior to the filing and shall consider such revisions to such Tax Returns as are reasonably requested by the Stockholder Representative.

(c)     The Purchaser, the Company, and the Company Holders shall (i) cooperate fully, as reasonably requested, in connection with the preparation and filing of Tax Returns pursuant to this Section 4.13 and any audit, litigation or other proceeding with respect to Taxes; (ii) make available to the other, as reasonably requested, all information, records or documents with respect to Tax matters pertinent to the Company for all periods ending prior to or including the Closing Date; and (iii) preserve information, records or documents relating to Tax matters pertinent to the Company that are in their possession or under their control until the expiration of any applicable statute of limitations or extensions thereof.

(d)     The Purchaser and the Stockholder Representative (on behalf of the Company Holders) shall each timely pay one-half of all transfer, documentary, sales, use, stamp, registration and other Taxes and fees (other than income and capital gains Taxes) arising from or relating to the transactions contemplated by this Agreement, and the Purchaser shall, at the Purchaser’s expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration, and other Taxes and fees. If required by applicable Laws, the Purchaser and the Company will join in the execution of any such Tax Returns and other documentation, subject to the Purchaser’s review. Any amounts payable by or on behalf of the Company Holders pursuant to this Section 4.13(d) shall be paid by the Purchaser on behalf of such Company Holders and, in consideration therefor, the Escrow Agent shall remit to the Purchaser from the Escrow Fund shares of Purchaser Common Stock in an amount necessary to reflect such payment (at the Average Share Price at the time the proposed instructions are given to the Escrow Agent).

4.14     Lock-Up Agreements. The Company shall use its reasonable efforts to cause each Principal Stockholder to execute and deliver to the Purchaser at or prior to the Closing a lock-up agreement, in substantially the form attached hereto as Exhibit H (each, a “Lock-Up Agreement”).

4.15     Stockholder Written Consent. The Company shall use its reasonable efforts to cause each Principal Stockholder to execute and deliver to the Purchaser the Stockholder Written Consent on the third (3rd) Business Day following the date on which the Registration Statement is declared effective by the SEC.

4.16     Board Appointment. The Purchaser will use reasonable best efforts to cause Board of Directors of the Purchaser to appoint Charlie Norris to serve as a member of Class III of the Purchaser’s Board of Directors for a term that would expire at the Purchaser’s 2019 annual meeting of stockholders of the Purchaser.

4.17     Additional Financial Statements. At the Purchaser’s request and expense, the Company shall, and shall cause its Affiliates to, reasonably cooperate with the Purchaser so that the Purchaser can obtain or prepare, within the time periods required by applicable securities laws and regulations or stock exchange requirements, any audited and unaudited financial statements and any pro forma or other financial information relating to the Company or the transactions contemplated by this Agreement that the Purchaser is required to file or otherwise disclose under applicable securities laws and regulations and stock exchange requirements, with such financial statements and financial information to be prepared in accordance with such laws, regulations and requirements (including unqualified audit reports). The Company also hereby agrees to consent, and to cause its Affiliates to consent, by or at the request of the Purchaser, to the inclusion of such financial statements and information in any filings by the Purchaser with any securities regulatory authority or exchange. The Company further agrees to use, and to cause its Affiliates to use, reasonable efforts to cause the auditors of the Company, at the Purchaser’s expense, to provide to the Purchaser (or the Purchaser’s successor) any such auditor’s consent to the inclusion of any such financial statements or the information contained therein, in any filings by or on behalf of the Purchaser (or the Purchaser’s successor) with any applicable securities regulatory authority or securities exchange, including providing such auditors with customary and required management representation letters. References to “filings” in this Section 4.17 include any filings, prospectus, prospectus supplement or offering circular required prior to or following the Closing in connection with the Purchaser’s reporting obligations under applicable securities laws and regulations or stock exchange requirements.

4.18     Bonus Plans. The Company or the Surviving Corporation shall pay all amounts when due, under the 2016 Supplemental Sales Bonus Incentive Plan, 2016 Cash Incentive Bonus Program, and 2016 Management Bonus Program, the amounts of which will have been accrued on a basis consistent with the accruals for such amounts as contained in the Financial Statements, which amounts shall be based on the results of the Company for its full 2016 fiscal year, without regard to Transaction Expenses.

ARTICLE V
CONDITIONS TO THE PURCHASER’S AND MERGER SUB’S OBLIGATIONS

The Purchaser’s and Merger Sub’s obligations to effect the Merger are conditioned upon the satisfaction or waiver, on or prior to the Closing Date, of each of the following conditions:

5.1     Accuracy of Representations and Warranties. The representations and warranties of the Company contained in this Agreement or in any schedule attached hereto shall be true and correct in all material respects when made and on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, and the Company shall have delivered to the Purchaser a certificate, dated the Closing Date, to such effect; provided, however, (a) if the conditions to Closing set forth in this Article V (other than this Section 5.1) are satisfied or waived (or, upon an immediate Closing, would be satisfied as of such Closing) and (b) any fact or circumstance has occurred after the date of this Agreement such that the representations and warranties of the Company contained in this Agreement or in any schedule attached hereto shall not be true and correct in all material respects on and as of the Closing Date with the same effect as though such representation and warranties had been made on and as of such date, then in such event the Company shall give the Purchaser notice of such fact or circumstance and, for a period of five (5) Business Days thereafter, the Company and the Purchaser shall negotiate in good faith to determine whether or not the Company and the Purchaser are able to mutually agree to an appropriate adjustment to the terms of this Agreement or the Merger (including a reduction in the Merger Consideration); provided, further, that, if at the end of such five (5) Business Day period, the Company and the Purchaser are unable to agree to an appropriate adjustment, then the condition in this Section 5.1 shall be treated as unsatisfied and the Purchaser shall be entitled to terminate this Agreement pursuant to Section 8.1(a)(ii) and otherwise pursue any remedies to which the Purchaser may be entitled.

5.2     Good Standing and Other Certificates. The Company shall have delivered to the Purchaser (a) a copy of the Company’s Certificate of Incorporation, including all amendments thereto, certified by the Secretary of State of the State of Delaware as of the Closing Date or any of the five (5) preceding Business Days, (b) a certificate from the Secretary of State of the State of Delaware to the effect that the Company is in good standing in Delaware, (c) a copy of the bylaws of the Company, certified by the Secretary of the Company as being true and correct and in effect on the Closing Date, and (d) a copy of resolutions, certified as of the Closing Date by the Secretary of the Company, adopted by the Board of Directors of the Company and authorizing the execution and delivery by the Company of this Agreement and the other Transaction Documents to which the Company is a party, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby.

5.3     Performance of Agreements. All of the agreements of the Company and the Company Holders to be performed on or before the Closing Date pursuant to the terms of this Agreement (including, without limitation, delivery of the Transaction Documents by the Company and the other parties thereto (other than the Purchaser)) shall have been duly performed in all material respects, and the Company shall have delivered to the Purchaser a certificate, dated the Closing Date, to such effect.

5.4     No Litigation. No action or proceeding shall have been instituted or threatened before a court or other government body or by any public authority, and no claim shall have been asserted or threatened to be asserted, to restrain or prohibit any of the transactions contemplated hereby, and the Company shall have delivered to the Purchaser a certificate, dated the Closing Date, to such effect.

5.5     No Material Adverse Change. Since the date of this Agreement, no event, fact, change, condition, circumstance or other development shall have occurred that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or its Subsidiaries, and the Company shall have delivered to the Purchaser a certificate, dated the Closing Date, to such effect.

5.6     Governmental and Other Approvals and Consents. All Governmental Authority consents and approvals, if any, necessary to permit the consummation of the transactions contemplated by this Agreement and the other Transaction Documents shall have been received. All third party (other than any Governmental Authorities) consents and approvals, if any, necessary to permit the consummation of the transactions contemplated by this Agreement and the other Transaction Documents shall have been received, if the failure to obtain the same could reasonably be expected to have a Material Adverse Effect on the Company.

5.7     Employment Agreement. Brian McInerney shall have executed an Employment Agreement in substantially the form attached hereto as Exhibit I.

5.8     Termination of Certain Contracts. The Company shall have procured the termination of the Contracts listed on Schedule 5.8 on terms acceptable to the Purchaser.

5.9     Escrow Agreement. The Escrow Agreement shall have been executed and delivered to the Purchaser, and in connection therewith Wilmington Trust, N.A. shall have been appointed and agreed to serve as the Escrow Agent.

5.10     Stockholder Approval. The Merger, this Agreement and the Certificate of Merger shall have been approved and adopted by holders of at least a majority of the outstanding shares of the Company Stock pursuant to applicable Law and the Company’s Organizational Documents, and the Company shall have delivered to the Purchaser the Stockholder Written Consent, to such effect.

5.11     Dissenters. As of the Effective Time, the holders of not more than five percent (5%) of the Company Stock (calculated on a fully-diluted basis) shall have demanded or otherwise purported to exercise their respective dissenters’ rights, if any, pursuant to the DGCL with respect to any shares of Company Stock.

5.12     Certificate of Merger. The Company shall have executed and delivered the Certificate of Merger to the Purchaser.

5.13     Effective Registration Statement. The Registration Statement shall have become and been declared effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.

5.14     Resignations. The Purchaser shall have received a written resignation, satisfactory in form and substance to the Purchaser, from each officer and director of the Company requested by the Purchaser to resign on or prior to the Closing Date.

5.15     Intra-Company Debt. All indebtedness, if any, other than travel and similar advances outstanding in the ordinary course of business, of the employees of the Company to the Company, shall have been repaid in full.

5.16     Payoff Letters . The Company shall have delivered to the Purchaser at least three (3) Business Days prior to the Closing Date payoff letters, or other documentation, in form and substance satisfactory to the Purchaser, to the effect that upon receipt of payment described therein such recipient shall have been paid in full for all indebtedness and other obligations described in Section 1.5A of this Agreement that are due and owing to such Person on the Closing Date.

5.17     FIRPTA Certificate. The Company shall have delivered to the Purchaser a certificate issued in accordance with Treasury Regulation §1.1445-2(c) and in a form and substance satisfactory to the Purchaser.

5.18     Lock-Up Agreements. Each Principal Stockholder shall have executed and delivered to the Purchaser a Lock-Up Agreement, and each such Lock-Up Agreement shall be in full force and effect.

ARTICLE VI
CONDITIONS TO THE COMPANY’S OBLIGATIONS

The Company’s obligations to effect the Merger are conditioned upon the satisfaction or waiver, on or prior to the Closing Date, of each of the following conditions:

6.1     Accuracy of Representations and Warranties. The representations and warranties of the Purchaser and Merger Sub contained in this Agreement or in any schedule attached hereto shall be true and correct when made and on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, and the Purchaser and Merger Sub shall have delivered to the Company a certificate, dated the Closing Date, to such effect.

6.2     Good Standing and Other Certificates.

(a)     Purchaser. As of the Closing Date, the Purchaser shall have delivered to the Company (i) a copy of the Purchaser’s Certificate of Incorporation, including all amendments thereto, certified by the Secretary of State of the State of Delaware as of the Closing Date or any of the five (5) preceding Business Days, (ii) a certificate from the Secretary of State of the State of Delaware to the effect that the Purchaser is in good standing in Delaware, (iii) a copy of the bylaws of the Purchaser, certified by an officer of the Purchaser as being true and correct and in effect on the Closing Date, and (iv) a copy of resolutions, certified as of the Closing Date by an officer of the Purchaser, adopted by the board of directors of the Purchaser and authorizing the execution and delivery by the Purchaser of this Agreement and the other Transaction Documents to which the Purchaser is a party, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the transactions contemplated hereby and thereby.

(b)     Merger Sub. As of the Closing Date, Merger Sub shall have delivered to the Company (i) a copy of Merger Sub’s Certificate of Incorporation, including all amendments thereto, certified by the Secretary of State of the State of Delaware as of the Closing Date or any of the five (5) preceding Business Days, (ii) a certificate from the Secretary of State of the State of Delaware to the effect that Merger Sub is in good standing in Delaware, (iii) a copy of the by-laws of Merger Sub, certified by an officer of Merger Sub as being true and correct and in effect on the Closing Date, and (iv) a copy of resolutions, certified as of the Closing Date by an officer of Merger Sub, adopted by the sole stockholder of Merger Sub and authorizing the execution and delivery by Merger Sub of this Agreement and the other Transaction Documents to which Merger Sub is a party, the performance by Merger Sub of its obligations hereunder and thereunder and the consummation by Merger Sub of the transactions contemplated hereby and thereby.

6.3     Performance of Agreements. All of the agreements of the Purchaser and Merger Sub to be performed on or before the Closing Date pursuant to the terms hereof (including, without limitation, delivery of the Transaction Documents by the Purchaser and the Merger Sub, and the other parties thereto (other than the Company, the Principal Stockholders and the Stockholder Representative)) shall have been duly performed in all material respects, and the Purchaser shall have delivered to the Company a certificate, dated the Closing Date, to such effect.

6.4     Governmental and Other Approvals and Consents. All Governmental Authority consents and approvals, if any, necessary to permit the consummation of the transactions contemplated by this Agreement and the other Transaction Documents shall have been received.

6.5     Certificate of Merger. Merger Sub shall have executed and delivered the Certificate of Merger to the Company.

6.6     No Litigation. No action or proceeding shall have been instituted or threatened before a court or other Governmental Authority or by any public authority, and no claim shall have been asserted or threatened to be asserted, to restrain or prohibit any of the transactions contemplated hereby, and the Purchaser shall have delivered to the Company a certificate, dated the Closing Date, to such effect.

6.7     Escrow Agreement. The Escrow Agreement shall have been executed and delivered to the Company.

6.8     Effective Registration Statement. The Registration Statement shall have become and been declared effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.

6.9     Employment Agreement. The Purchaser shall have executed an Employment Agreement in substantially the form attached hereto as Exhibit I.

6.10     No Material Adverse Change. Since the date of this Agreement, no event, fact, change, condition, circumstance or other development shall have occurred that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Purchaser or the Merger Sub, or their Subsidiaries, and the Purchaser shall have delivered to the Stockholder Representative a certificate, dated the Closing Date, to such effect.

ARTICLE VII

SURVIVAL OF REPRESENTATIONS; INDEMNITY; SET-OFF

7.1     Survival of Representations. The representations and warranties of the Company, the Purchaser and the Merger Sub contained in this Agreement or in the Disclosure Schedule shall survive the consummation of the Merger and the other transactions contemplated hereby and shall remain in full force and effect notwithstanding any investigation or examination of, or knowledge with respect to, the subject matter thereof by or on behalf of the Merger Sub or the Purchaser, as the case may be, until the entirety of the Escrow Fund is required to have been distributed in accordance with the terms of this Agreement and the Escrow Agreement, except that (a) the representations and warranties in Sections 2.1 (Ownership of Stock and Minority Common Units), 2.2 (Existence and Good Standing), 2.3 (Capital Stock), and 2.4 (Power and Authority), shall survive indefinitely, and (b) the representations and warranties in Sections 2.18 (Intellectual Property), 2.19 (Environmental Matters), 2.22 (Employee Benefits), and 2.26 (Taxes), shall survive through the applicable statute of limitations plus ninety (90) days (such period, as applicable, is referred to as the “Survival Period”). No claim for indemnification pursuant to Section 7.2 based on an alleged breach of any such representation or warranty may be brought after the expiration of the Survival Period, except that claims made in good faith in writing and setting forth in reasonable detail the claim prior to such expiration, including without limitation claims made with respect to actions anticipated in good faith, regardless of whether any action or demand has in fact been commenced, shall be deemed to have been brought prior to the end of the Survival Period (it being understood, without limitation, that any and all Losses arising after the expiration of the Survival Period shall be recoverable upon notice properly given prior to the expiration of the Survival Period in accordance with this Section 7.1). Notwithstanding the foregoing, nothing in this Agreement shall limit any indemnification claims for fraud, intentional misrepresentation or willful misconduct. In addition, the covenants and agreements set forth in this Agreement, any Transaction Document or any other ancillary document hereto shall survive through the applicable statute of limitations plus ninety (90) days.

7.2     Escrow Arrangements and Indemnity.

(a)     Escrow Fund. At the Effective Time, the Company Holders will be deemed to have received and consented to the deposit with the Escrow Agent of the Escrow Fund (plus any additional shares as may be issued upon any stock split, stock dividend or recapitalization effected by the Purchaser after the Effective Time), without any act required on the part of any such Company Holder. As soon as practicable after the Effective Time, the Escrow Fund, without any act required on the part of any Company Holder, will be deposited with the Escrow Agent. The portion of the Escrow Fund contributed on behalf of each such Company Holder shall be in proportion to the aggregate amount of Closing Stock Consideration to which such Company Holder would otherwise be entitled under Section 1.6.

(b)     Indemnity by the Company Holders. Subject to the limitations set forth in this Article VII, the Company Holders shall severally, on a pro rata basis, indemnify, defend and hold harmless the Purchaser, the Surviving Corporation (after the Closing), and their respective officers, directors, stockholders (other than the Stockholders), employees, agents, Affiliates, successors and assigns (each, a “Purchaser Indemnitee” and collectively, the “Purchaser Indemnitees”), to the fullest extent permitted in law or equity, from and against any and all claims, losses, liabilities, damages, obligations, deficiencies, costs and expenses, including reasonable attorneys’ fees and expenses, and expenses of investigation and defenses (hereinafter individually a “Loss” and collectively “Losses”) imposed on, sustained, suffered, incurred or paid, whether in respect of third-party claims, claims between the parties hereto, or otherwise, directly or indirectly by the Purchaser Indemnitees, as a result of, in connection with or arising out of (i) any breach, violation or non-fulfillment of any covenant or agreement of the Company or the Company Holders contained in this Agreement, any Transaction Document or any document delivered in connection herewith or therewith, or (ii) any breach of or inaccuracy in any representation or warranty made by the Company contained in this Agreement, any Transaction Document as of the date of this Agreement and the Closing Date; provided, however, for purposes of this Section 7.2(b)(ii), any qualifications relating to materiality, including the term “Material Adverse Effect,” or relating to Knowledge contained in such representation or warranty shall be disregarded for purposes of determining whether such representation or warranty was breached or inaccurate and for purposes of calculating the amount of Losses resulting therefrom. For the purpose of valuing any Purchaser Common Stock to be recovered by the Purchaser from the Escrow Fund as compensation for any Losses, the Average Share Price shall be deemed the price of such Purchaser Common Stock at the time it is to be released from the Escrow Fund. The parties hereto acknowledge that Losses include consequential, special, incidental and indirect damages, including lost profits.

(c)     Indemnity by the Purchaser. Subject to the limitations set forth in this Article VII, the Purchaser shall indemnify, defend and hold harmless the Company Holders and their respective officers, directors, stockholders, employees, agents, Affiliates, successors and assigns (each, a “Company Indemnitee” and collectively, the “Company Indemnitees”), to the fullest extent permitted in law or equity, from and against any and all Losses imposed on, sustained, suffered, incurred or paid, whether in respect of third-party claims, claims between the parties hereto, or otherwise, directly or indirectly by the Company Indemnitees, as a result of, in connection with or arising out of (i) any breach, violation or non-fulfillment of any covenant or agreement of the Purchaser or Merger Sub contained in this Agreement, any Transaction Document or any document delivered in connection herewith or therewith, or (ii) any breach of or inaccuracy in any representation or warranty made by the Purchaser or Merger Sub contained in this Agreement, any Transaction Document as of the date of this Agreement and the Closing Date; provided, however, for purposes of this Section 7.2(c)(ii), (A) any qualifications relating to materiality, including the term “Material Adverse Effect,” or relating to knowledge contained in such representation or warranty shall be disregarded for purposes of determining whether such representation or warranty was breached or inaccurate and for purposes of calculating the amount of Losses resulting therefrom and (B) Losses shall mean solely (1) the diminution in value of the Closing Stock Consideration and Aggregate Warrant Consideration received by the Company Holders, (2) expenses (including reasonable attorneys’ fees) with respect thereto, and (3) reasonable expenses of investigation and defense (including reasonable attorneys’ fees and expenses) with respect to Third Party Claims. Any claims for indemnification pursuant to this Section 7.2(c) shall be brought only by the Stockholder Representative and not by any Company Holders, whether individually or collectively.

(d)     Limitations.

(i)     The Escrow Fund shall be the sole and exclusive source of satisfaction of any claim made by the Purchaser Indemnitees for any Losses resulting from the matters set forth in this Article VII; provided, however, that nothing herein shall limit any remedy of a Purchaser Indemnitee for (i) the breach of any covenant or agreement in this Agreement or (ii) fraud, intentional misrepresentation or willful misconduct. Notwithstanding anything contained herein to the contrary, nothing shall prohibit the Purchaser from seeking and obtaining recourse against the Company Holders, or any of them, in the event and to the extent that there is a misallocation in the distribution of the Merger Consideration among the Company Holders.

(ii)     Notwithstanding the foregoing, the Company Holders, on the one hand, shall not be required to indemnify the Purchaser Indemnitees, and the Purchaser, on the other hand, shall not be required to indemnify the Company Indemnitees, in each case in respect of any Loss subject to indemnification under Section 7.2(b)(ii) or Section 7.2(c)(ii), as applicable, unless and until, and only to the extent, the aggregate of all Losses subject to indemnification under Section 7.2(b)(ii) or Section 7.2(c)(ii), as applicable, exceeds Five Hundred Thousand Dollars ($500,000) in the aggregate, provided, however, that nothing herein shall limit any remedy of a Purchaser Indemnitee or a Company Indemnitee for (i) the breach of any covenant or agreement in this Agreement or (ii) fraud, intentional misrepresentation or willful misconduct.

(iii)     The aggregate amount to be paid by the Purchaser to the Company Indemnitee(s) for any Loss resulting from the matters set forth in this Article VII shall not exceed an amount equivalent to the product of (x) the number of shares of Purchaser Common Stock then in the Escrow Fund and (y) the Average Share Price of Purchaser Common Stock; provided, however, that nothing herein shall limit any remedy of a Company Indemnitee for (i) the breach of any covenant or agreement in this Agreement or (ii) fraud, intentional misrepresentation or willful conduct. Any amounts payable by Purchaser pursuant to this Article VII shall be delivered to the Stockholder Representative on behalf of, and for distribution to, all of the Company Holders, in each case payable in cash or in shares of Purchaser Common Stock (valued at the Average Share Price for such shares at the time of payment) or any combination thereof, in the Purchaser’s sole discretion.

(e)     Stockholder Representative. In the event that the Merger is adopted and approved by the Stockholders, effective upon such vote, and without further act of any Company Holder, the Stockholder Representative, for and on behalf of the Company Holders, shall be authorized to deliver to the Purchaser shares of Purchaser Common Stock from the Escrow Fund in satisfaction of claims by any Purchaser Indemnitee, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing. Notices or communications to or from the Stockholder Representative shall constitute notice to or from each of the Company Holders. Other than the Stockholder Representative, no Company Holder shall have any right to intervene, take part in or otherwise delay any action related to the Escrow Fund, including without limitation any indemnification payments to be made to the Purchaser out of the Escrow Fund. The Escrow Agreement and Section 1.8 of this Agreement describe additional information regarding the rights and duties of the Stockholder Representative.

(f)     Procedures Applicable to Third Party Claims.

(i)     Notice of Claims. If at any time subsequent to the Closing, a party or parties entitled to make a claim for indemnification hereunder (the “Indemnitee”) becomes aware of any demand or claim asserted by a third party which gives rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation that may result in Losses for which the Indemnitee believes it may be entitled to indemnification hereunder (a “Third Party Claim”), the Indemnitee shall forthwith give written notice thereof to the indemnifying party (the “Indemnitor”); provided, however, that no delay on the part of the Indemnitee in notifying any Indemnitor shall relieve the Indemnitor from any obligation hereunder unless (and then solely to the extent) the Indemnitor thereby is prejudiced. The notice shall describe the Third Party Claim (including the facts and circumstances related thereto) in reasonable detail and the basis of the Indemnitee’s request for indemnification hereunder and, to the extent practicable, shall indicate the amount (estimated, if necessary) of the Losses that have been or may be suffered by the Indemnitee.

(ii)     Opportunity to Defend. The Indemnitor shall have the right, exercisable by giving written notice to the Indemnitee not later than thirty (30) days after receipt of notice of the Third Party Claim from the Indemnitee, to assume control of the defense, compromise and settlement of the Third Party Claim. Upon the assumption of control by the Indemnitor as aforesaid, the Indemnitor shall, solely at its expense, diligently proceed with the defense, compromise or settlement of the Third Party Claim, including employment of counsel reasonably satisfactory to the Indemnitee, until either (i) the Indemnitor and the Indemnitee otherwise agree, or (ii) a court of competent jurisdiction finally determines that the Indemnitor does not have an obligation to indemnify the Indemnitee (in which event the Indemnitee shall forthwith reimburse the Indemnitor for all amounts paid with respect to such Third Party Claim and the defense thereof). If the Indemnitor has assumed the defense of the Third Party Claim, the Indemnitee shall reasonably cooperate in the defense thereof and shall make available to the Indemnitor all pertinent books, records, documents and other information and all pertinent witnesses under the Indemnitee’s control and shall make such assignments and take such other steps as in the opinion of counsel for the Indemnitor are reasonably necessary to enable the Indemnitor to conduct such defense. In the event the Indemnitor undertakes the defense of any Third Party Claim, the Indemnitee shall nevertheless be entitled to participate in (but not control) the defense thereof with counsel of its own choice and at its own expense, and the Parties agree to cooperate fully with one another in connection with the defense and/or settlement thereof. From and after delivery of notice to the Indemnitee of its election to assume the defense of the Third Party Claim as herein provided, the Indemnitor shall be relieved of the obligation to reimburse the Indemnitee for any other legal, accounting or other costs and expenses thereafter incurred by the Indemnitee with respect to the defense of such claim, action or proceeding, notwithstanding any participation by the Indemnitee therein. Any decision to settle any such claim, action or proceeding shall be at the Indemnitor’s sole discretion; provided, however, that (1) unless the Indemnitor obtains the prior written consent of the Indemnitee, such settlement may only involve the payment of money damages (and any payments thereof shall be made by the Indemnitor) and (2) no Indemnitor shall consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by each claimant or plaintiff to each Indemnitee of a release from all liability in respect of such third-party action.

(iii)     Indemnitee’s Right to Defend. Notwithstanding anything else contained herein to the contrary, the Indemnitor shall not be entitled to control (but shall be entitled to participate at its own expense in the defense of), and the Indemnitee shall be entitled to have sole control over, the defense or settlement, compromise, admission, or acknowledgment of any third-party action as to which the Indemnitor fails to assume the defense within a reasonable length of time or that involves any claim for injunctive or similar equitable relief; provided, however, that (A) the Indemnitee shall make no settlement, compromise, admission, or acknowledgment that would give rise to liability on the part of any Indemnitor without the prior written consent of such Indemnitor; and (B) no Indemnitee shall consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by each claimant or plaintiff to each Indemnitor of a release of all liability in respect of such third-party action.

(iv)     Recovery From Third Party. If the Indemnitee subsequently recovers all or part of the Third Party Claim from any other Person (including any insurance company) legally obligated to pay the claim, the Indemnitee shall forthwith pay to the Indemnitor the amounts recovered (net of all costs associated with such recovery) up to an amount not exceeding the payment made by the Indemnitor to or on behalf of the Indemnitee by way of indemnity.

(g)     Escrow Agent’s Duties. The duties and obligations of the Escrow Agent are described in detail in the Escrow Agreement.

(h)     Further Rules. In calculating the amount of any Loss hereunder, (i) there shall be deducted any insurance recoveries or related payments actually received by the Purchaser Indemnitees with respect to claims relating to such Loss (net of any deductibles paid and costs of recovery); provided, however, nothing in this Agreement shall require any Purchaser Indemnitee to seek full or partial recovery under any insurance policies; and (ii) there shall be deducted any Tax benefits attributable to the circumstances or event giving rise to such Loss to the extent such Tax benefits are realized during or prior to the taxable year in which the party receives such indemnification payment in connection with such Loss and as such indemnification payment can be reasonably quantified and demonstrated by the Stockholder Representative with Purchaser’s reasonable cooperation. Indemnification payments under this Section 7.2 shall be paid by the indemnifying party without reduction for any Tax benefit available to the Purchaser Indemnitee.

ARTICLE VIII

TERMINATION

8.1     Termination.

(a)     The parties hereto shall be entitled to terminate this Agreement as follows, provided, however, that no such termination shall limit or terminate any liability of one party to another for any breach hereof, and provided further that the provisions of Sections 4.1 (Confidentiality), 4.2 (Public Announcements) and Article IX (Miscellaneous) shall survive any such termination:

(i)     the parties hereto may terminate this Agreement by mutual written consent at any time;

(ii)     the Purchaser may terminate this Agreement by written notice to the Company on or prior to the Closing Date if the Company shall have breached in any material respect any representation, warranty, covenant or agreement contained in this Agreement and, if curable, failed to cure the same within ten (10) days after written notice thereof from the Purchaser;

(iii)     the Company may terminate this Agreement by written notice to the Purchaser on or prior to the Closing Date if the Purchaser or the Merger Sub shall have breached in any material respect any representation, warranty, covenant or agreement contained in this Agreement and, if curable, failed to cure the same within ten (10) days after written notice thereof from the Company;

(iv)     the Purchaser may terminate this Agreement by written notice to the Company if the Stockholder Written Consent is not delivered promptly when due in accordance with Section 4.15;

(v)     the Company may terminate this Agreement by written notice to the Purchaser if at any time prior to obtaining the Stockholder Written Consent, (i) (x) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement (including Section 4.3(d)), to enter into definitive transaction documentation providing for a Superior Proposal (an “Alternative Acquisition Agreement”) and (y) substantially concurrently with the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to such Superior Proposal and (ii) the Company immediately prior to or substantially concurrently with (and as a condition to) such termination, pays to the Purchaser in immediately available funds any fees required to be paid pursuant to Section 8.1(b) and (iii) the Company has not breached (and is not deemed to have breached) its obligations under Section 4.3 or Section 4.7;

(vi)     the Purchaser may terminate this Agreement by written notice to the Company if (i) the Board of Directors of the Company shall fail to make the Company Recommendation or shall make a Change of Recommendation (whether or not permitted by this Agreement) or shall approve, recommend or endorse (or in the case of a tender offer or exchange offer, fail to recommend rejection of within ten (10) Business Days) an Acquisition Proposal or resolve or publicly propose to do any of the foregoing; (ii) the Company fails to publicly reaffirm the Company Recommendation upon the written request therefor by the Purchaser by the earlier of ten (10) Business Days following a written request by the Purchaser; (iii) the Company provides the Purchaser with a notice of its intent to terminate this Agreement or effect a Change of Recommendation in accordance with Section 4.3(d); or (iv) the Company fails (or is deemed to have failed) to comply with its obligations under Section 4.3 or Section 4.7; provided, however, that time is of the essence with respect to the actions or omissions contemplated by Section 4.3 and failure to meet any express deadlines set forth therein shall be deemed to constitute a material breach of Section 4.3;

(vii)     the Purchaser or the Company may terminate this Agreement by written notice to the other if the consummation of the Merger shall not have occurred on or before June 30, 2017; provided, however, that the right to terminate this Agreement pursuant to this subsection (vii) shall not be available to a party whose action or failure to act (or whose Affiliate’s action or failure to act) shall have been a principal cause of or resulted in the failure of the Merger to occur on or before such date; and

(viii)     the Purchaser or the Company may terminate this Agreement by written notice to the other parties hereto on or prior to the Closing Date if any court or other governmental instrumentality of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; and

(ix)     the Company may terminate this Agreement if the conditions to Closing set forth in Article V are satisfied or waived (or, (x) upon an immediate Closing, would be satisfied as of such Closing, or (y) for any other Closing, would be satisfied had the Purchaser not willfully failed to cause such conditions to be met in order to avoid the payment of the Termination Fee pursuant to Section 8.1(g)) and the Purchaser shall not, within five (5) Business Days after the date on which all such conditions shall have been satisfied or waived, have deposited or caused to be deposited with the Exchange Agent at or prior to the Closing the Merger Consideration in accordance with Article I; provided, however, that if such failure to deposit the Merger Consideration is caused by or otherwise related to the Purchaser’s failure to receive the proceeds of the Financing, then the Company may terminate this Agreement in accordance with this Section 8.1(a)(ix) only if the Purchaser has not obtained Alternative Financing within ninety (90) days after the date on which all such conditions shall have been satisfied or waived.

(b)     Effect of Termination. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding any of the foregoing to the contrary, that (i) no such termination shall relieve, as the case may be, the Company or the Purchaser, of any liability to pay the Termination Fee pursuant to this Section 8.1, (ii) no such termination shall relieve the Company, on the one hand, or the Purchaser, on the other hand, of liability for any willful breach of this Agreement prior to termination; and (iii) the indemnification and reimbursement provisions of this Section 8.1, Article IX and the Confidentiality Agreement shall survive the termination of this Agreement (in the case of the Confidentiality Agreement, subject to the terms thereof). For purposes of this Agreement, “willful breach” shall mean any act or failure to act by any person with the actual knowledge and intent that the taking of such act or the failure to take such act would cause a breach of this Agreement.

(c)     Without limiting the provisions of Section 8.1(b), in the event:

(i)     (x) this Agreement is terminated by the Purchaser pursuant to Section 8.1(a)(ii) (as a result of any willful breach), (y) any Person shall have made a bona fide Acquisition Proposal prior to such termination, and (z) within twelve (12) months after such termination the Company shall have entered into an agreement with respect to any Acquisition Proposal or consummated any Acquisition Proposal (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);

(ii)     this Agreement is terminated by the Purchaser pursuant to Section 8.1(a)(iv) or Section 8.1(a)(vi); or

(iii)     this Agreement is terminated by Company pursuant to Section 8.1(a)(v).

then the Company shall:

(A)     in the case of clause (i) above, promptly, but in no event later than three (3) Business Days after the earlier of the date on which the Company enters into an agreement with respect to or consummates the Acquisition Proposal referred to in subclause (i)(z) above, pay the Purchaser or its designee the Termination Fee by wire transfer of immediately available funds;

(B)     in the case of clause (ii) above, promptly but in no event later than three (3) Business Days after the date of such termination, pay the Purchaser or its designee the Termination Fee by wire transfer of immediately available funds;

(C)     in the case of clause (iii) above, immediately prior to or substantially concurrently with such termination, pay the Purchaser or its designee the Termination Fee by wire transfer of immediately available funds; and

(D)     in the case of each of clauses (i), (ii), (iii) and (iv) above, promptly but in no event later than three (3) Business Days after such termination, pay the Purchaser or its designee the Expense Reimbursement (to the extent not previously paid) by wire transfer of immediately available funds.

(d)     The Purchaser and the Company acknowledge that the agreements contained in this Section 8.1 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to Sections 8.1(c), and, in order to obtain such payment, the Purchaser commences a suit that results in a judgment against the Company for the amount set forth in Sections 8.1(c) or any portion thereof, the Company shall pay to the Purchaser its costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment. In no event shall the Company be required to pay the Termination Fee on more than one occasion.

(e)     The parties hereto agree that payment of the Termination Fee and the Expense Reimbursement shall be the Purchaser’s and Merger Sub’s exclusive remedy for any termination of this Agreement in accordance with Article VIII under circumstances where the Termination Fee is payable under this Section 8.1 and is actually paid, and after such payment the Purchaser and Merger Sub shall have no further recourse against the Company for, or as a result of, such termination.

(f)     Notwithstanding approval of this Agreement and the Certificate of Merger by the stockholders of Merger Sub and the Company, the parties hereto agree that termination of this Agreement shall constitute mutual termination and abandonment of the Certificate of Merger and that, upon any such termination, neither Merger Sub nor the Company shall have any further rights or obligations under or arising out of the Certificate of Merger; provided, however, that in the event of termination under clauses 8.1(a)(ii) or (iii), no party shall be relieved of liability for its breach of this Agreement.

(g)     Notwithstanding anything in this Agreement to the contrary, if this Agreement is terminated by the Company pursuant to Section 8.1(a)(ix), then the Purchaser shall pay to the Company the Termination Fee no later than three (3) Business Days after such termination by wire transfer of immediately available funds.

(h)     The Purchaser and the Company acknowledge that the agreements contained in this Section 8.1 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Purchaser fails to promptly pay the amount due pursuant to Sections 8.1(g), and, in order to obtain such payment, the Company commences a suit that results in a judgment against the Purchaser for the amount set forth in Sections 8.1(g) or any portion thereof, the Purchaser shall pay to the Company its costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment. In no event shall the Purchaser be required to pay the Termination Fee on more than one occasion.

(i)     The parties hereto agree that payment of the Termination Fee shall be the Company’s and the Purchaser’s exclusive remedy for any termination of this Agreement in accordance with Article VIII under circumstances where the Termination Fee is payable under this Section 8.1 and is actually paid, and after such payment the Company or the Purchaser, as the case may be, shall have no further recourse against the other party for, or as a result of, such termination.

(j)     Notwithstanding anything to the contrary in this Agreement, the Company’s right to terminate this Agreement and receive the Termination Fee pursuant to Section 8.1(g), and the Purchaser’s right to terminate this Agreement and receive the Termination Fee pursuant to Section 8.1(c), shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or the Purchaser, as the case may be, or any other Person in connection with this Agreement, the Commitment Letter and the transactions contemplated hereby and thereby and shall be the sole and exclusive remedy of, as the case may be, (i) the Company and its Affiliates against the Purchaser, Merger Sub, the Debt Financing Sources, if any, and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, affiliates, employees, representatives or agents, or (ii) the Purchaser, the Merger Sub and their Affiliates against the Company, the Company Holders, the Stockholder Representative, the Debt Financing Sources, if any, and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, affiliates, employees, representatives or agents for any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Merger to be consummated, in each case, in any circumstance in which the Company is permitted to terminate this Agreement and receive the Termination Fee pursuant to Section 8.1(g), or the Purchaser is permitted to terminate this Agreement and receive the Termination Fee pursuant to Section 8.1(c), and upon, as the case may be, the Company’s or the Purchaser’s receipt and acceptance of such amounts, none of the Company, the Company Holders, the Stockholder Representative, the Purchaser, the Merger Sub, the Debt Financing Sources, if any, or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, affiliates, employees, representatives or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. Subject to the rights of the parties to the Commitment Letter under the terms thereof, none of the parties hereto, nor or any of their respective Affiliates, solely in their respective capacities as parties to this Agreement, shall have any rights or claims against any Debt Financing Sources, solely in their respective capacities as lenders or arrangers in connection with the Financing, and the Debt Financing Sources, solely in their respective capacities as lenders or arrangers, shall not have any rights or claims against any party hereto or any related person thereof, in connection with this Agreement or the Financing, whether at law or equity, in contract, in tort or otherwise.

ARTICLE IX
MISCELLANEOUS

9.1     Definitions of Certain Terms. As used in this Agreement, the following capitalized terms shall have the respective meaning set forth below:

“Acceptable Confidentiality Agreement” shall have the meaning set forth in Section 4.3(b).

“Acquisition Proposal” shall mean any proposal or offer (other than any proposal or offer made by the Purchaser) with respect to, or a transaction to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any purchase or sale of 20% or more of the consolidated assets of the Company, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the stockholders of such person) beneficially owning securities representing 20% or more of its total voting power (or of the surviving parent entity in such transaction).

“Actual Statement” shall have the meaning set forth in Section 1.6(f)(iii).

“Affiliate” shall mean, when used with respect to any Person, any other Person who is an “affiliate” of that Person within the meaning of Rule 405 promulgated under the Securities Act.

“Aggregate Warrant Consideration” shall mean warrants to purchase an aggregate of 2,000,000 shares of Purchaser Common Stock at a per share exercise price equal to $11.88, each represented by a Warrant.

“Agreement” shall have the meaning set forth in the preamble.

“Alternative Acquisition Agreement” shall have the meaning set forth in Section 8.1(a).

“Alternative Financing” means a substitute financing with net proceeds in an amount sufficient to consummate the transactions contemplated by this Agreement on terms and conditions acceptable to the Purchaser.

“Asset Purchase Agreement” shall mean that certain Asset Purchase Agreement by and between the Company Subsidiary and ISB, dated as of August 9, 2013.

“Average Share Price” shall have the meaning set forth in Section 1.6(e).

“Balance Sheet Date” shall mean January 3, 2016.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Winston-Salem, North Carolina are authorized or obligated by Law or executive order to close.

“Cash Percentage” shall have the meaning set forth in Section 1.6(e).

“Certificate of Merger” shall have the meaning set forth in the recitals.

“Change of Recommendation” shall have the meaning set forth in Section 4.3(c).

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Cash Consideration” shall have the meaning set forth in Section 1.6(e).

“Closing Consideration” shall have the meaning set forth in Section 1.6(e).

“Closing Consideration Value” shall have the meaning set forth in Section 1.6(e).

“Closing Date” shall have the meaning set forth in Section 1.9.

“Closing Stock Consideration” shall have the meaning set forth in Section 1.6(e).

“Code” shall mean the United States Internal Revenue Code of 1986 and all rules and regulations promulgated thereunder from time to time, in each case as amended.

“Commitment Letter” shall have the meaning set forth in Section 3.10.

“Company” shall have the meaning set forth in the preamble.

“Company Debt” shall have the meaning set forth in Section 1.6(e).

“Company Holders” shall mean each of the Stockholders, the Optionholders and the Minority Common Unit Holder.

“Company Indemnitee” shall have the meaning set forth in Section 7.2(c).

“Company Option Consideration” shall have the meaning set forth in Section 1.6(c)(i).

“Company Plans” shall mean all Plans maintained by or contributed to by the Company or which cover any employees or former employees (including leased employees) of the Company or any other Plan as to which the Company has any liability. For purposes of clarity, the use of Company in this defined term shall include any of its Subsidiaries.

“Company Proprietary Assets” shall have the meaning set forth in Section 2.18(e).

“Company Recommendation” means the recommendation by the Company’s Board of Directors to the Stockholders for the approval and adoption of this Agreement.

“Company Stock” shall have the meaning set forth in the recitals.

“Company Stock Option Plans” shall mean each of (i) the Company’s Stock Compensation Program dated April 21, 1994, as amended, and (ii) the Company’s 2012 Stock Option Plan.

“Company Stockholder Approval” shall have the meaning set forth in Section 2.4(b).

“Company Subsidiary” shall have the meaning set forth in Section 1.5A(ii).

“Confidentiality Agreement” shall have the meaning set forth in Section 4.1.

“Contract” shall have the meaning set forth in Section 2.7(a).

“Credit Agreement” shall have the meaning set forth in Section 1.5A(iv).

“Customer” means a customer of the Company that is a retail partner or a retail end-user.

“Customer Data” means all data, meta data, information, or other content (i) transmitted to the Company by Customers or any end-users of the Company’s products, or (ii) otherwise stored, hosted, used or licensed by the Company.

“Debt Financing Source” shall have the meaning set forth in Section 9.6(b).

“DGCL” shall have the meaning set forth in Section 1.1.

“Disclosure Schedule” shall have the meaning set forth in the introduction to Article II.

“Dissenting Shares” shall have the meaning set forth in Section 1.11.

“Effective Time” shall have the meaning set forth in Section 1.2.

“Employment Offer” means an offer of employment with the Company which will either (a) pay a yearly total compensation exceeding $50,000 or (b) cause the total number of employees of the Company to exceed 500.

“ERISA” shall mean the Federal Employee Retirement Income Security Act of 1974 and all rules and regulations promulgated thereunder from time to time, in each case as amended.

“Escrow Agent” shall mean Wilmington Trust, N.A.

“Escrow Agreement” shall have the meaning set forth in Section 1.8(a).

“Escrow Fund” shall have the meaning set forth in Section 1.8(a).

“Estimated Closing Debt” shall have the meaning set forth in Section 1.6(f)(i).

“Estimated Statement” shall have the meaning set forth in Section 1.6(f)(i).

“Estimated Transaction Expenses” shall have the meaning set forth in Section 1.6(f)(i).

“Estimated Transaction Expense Exclusion” shall have the meaning set forth in Section 1.6(f)(i).

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and all rules and regulations promulgated thereunder from time to time.

“Exchange Agent” shall have the meaning set forth in Section 1.7(a).

“Expense Reimbursement” shall mean the amount of all out-of-pocket expenses (including all reasonable fees and expenses of financing sources, counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) actually incurred by the Purchaser or any of its Affiliates or any other party on their behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement.

“Financial Statements” shall have the meaning set forth in Section 2.9(a).

“Financing” shall have the meaning set forth in Section 3.10.

“Fully-diluted Company Stock” shall have the meaning set forth in Section 1.6(e).

“GAAP” shall have the meaning set forth in Section 2.9(a).

“Governmental Authority” shall mean any instrumentality, subdivision, court, administrative agency, commission, official or other authority of the United States or any other country or any state, province, prefect, municipality, locality or other government or political subdivision thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority.

“Hazardous Material” shall mean any substance, material or waste which is regulated by any Governmental Authority, including any material, substance or waste which is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “contaminant,” “toxic waste,” or “toxic substance” under any applicable Law, including, without limitation, Section 101(14) of CERCLA, 42 U.S.C. Section 9601(14).

“Indemnitee” shall have the meaning set forth in Section 7.2(f).

“Indemnitor” shall have the meaning set forth in Section 7.2(f).

“ISB” shall have the meaning set forth in Section 1.6(e)(vii).

“Key Employee” means Brian McInerney and Steve Stringer.

“Knowledge” means, with respect to any fact, circumstance, event or other matter in question relating to the knowledge of the Company, the knowledge of such fact, circumstance, event or other matter after reasonable inquiry of the Key Employees of the Company. Such Key Employees will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (i) any of if such Key Employees has actual knowledge of such fact, circumstance, event or other matter, (ii) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such Key Employees) in, or that have been in his or her personal files, or (iii) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) contained in books and records that would reasonably be expected to be reviewed by an individual who has the duties and responsibilities of such Key Employees in the customary performance of such duties and responsibilities.

“Law” shall mean any national, federal, state, local or foreign law, rule, regulation, statute, ordinance, order, judgment, decree, permit, franchise, license or other governmental restriction or requirement of any kind.

“Letter of Transmittal” shall have the meaning set forth in Section 1.7(a).

“Lien” or “Liens” shall mean liens, security interests, options, rights of first refusal, claims, easements, mortgages, charges, indentures, deeds of trust, rights of way, restrictions on the use of real property, encroachments, security agreements, or any other encumbrances and other restrictions or limitations on use of real or personal property or irregularities in title thereto.

“Lock-Up Agreement” shall have the meaning set forth in Section 4.14.

“Loss” or “Losses” shall have the meaning set forth in Section 7.2(b).

“Material Adverse Effect” shall mean, individually or in the aggregate, any material adverse change, event, circumstance or development with respect to, or material adverse effect on, (i) the business, assets (tangible and intangible), liabilities, capitalization, condition (financial or other), or results of operations of, as the case may be, the Purchaser or the Company, (ii) the ability of, as the case may be, the Purchaser or the Company to consummate any of the transactions contemplated by this Agreement, or (iii) the ability of the Purchaser to operate the business of, as the case may be, the Purchaser or the Company immediately after the Closing.

“Merger” shall have the meaning set forth in the recitals.

“Merger Consideration” shall have the meaning set forth in Section 1.6(a).

“Merger Sub” shall have the meaning set forth in the preamble.

“Minority Common Unit” shall have the meaning set forth in Section 1.6(b).

“Minority Common Unit Holder” shall mean the holder of the Minority Common Units.

“Objection Notice” shall have the meaning set forth in Section 1.6(f)(iii).

“Objection Period” shall have the meaning set forth in Section 1.6(f)(iii).

“Option Allocated Share” shall have the meaning set forth in Section 1.6(c)(i).

“Option Cancellation Agreement” shall mean an agreement to cancel and terminate one or more Stock Options in substantially the form attached hereto as Exhibit J.

“Option Value” shall have the meaning set forth in Section 1.6(c)(i).

“Optionholders” means each holder of any Stock Option immediately prior to the Effective Time.

“Order” shall mean any judgment, order, injunction, decree, writ, permit or license of any Governmental Authority or any arbitrator.

“Organizational Document” shall mean any certificate of incorporation, bylaw, board of directors’ or stockholders’ resolution, or other corporate document or action comparable to any of the foregoing currently in effect.

“Patent Applications” shall have the meaning set forth in Section 2.18(h).

“Per Share Cash Amount” shall have the meaning set forth in Section 1.6(e).

“Per Share Closing Consideration Value” shall have the meaning set forth in Section 1.6(e).

“Per Share Stock Amount” shall have the meaning set forth in Section 1.6(e).

“Per Share Warrant Consideration” shall have the meaning set forth in Section 1.6(e).

“Permits” shall mean all licenses, permits, authorizations, consents, approvals, Orders, filings or registrations with any court or administrative or Governmental Authority.

“Permitted Encumbrance” shall mean such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced (except as otherwise provided below): (i) Liens reflected in the Company’s balance sheet or granted pursuant to the Credit Agreement; (ii) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not detract from the value of, or impair the use of, such property by the Company in the operation of its business; (iii) Liens for current Taxes, assessments or governmental charges or levies on property not yet due and delinquent or that are being contested in good faith; and (iv) statutory encumbrances, such as materialmen’s, mechanics’, carriers’, workmens’ and repairmens’ liens and other similar liens arising in the ordinary course of business for amounts that are not yet due and delinquent or that are being contested in good faith.

“Person” shall mean any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization, government (or subdivision thereof) or other entity.

“Personally Identifiable Information” means any information that alone or in combination with other information held by the Company can be used to specifically identify an individual or an individual computer, device or application.

“Plan” shall mean any bonus, deferred compensation, incentive compensation, stock purchase, restricted stock, stock option, severance, hospitalization or other medical, life or other insurance, employee welfare, supplemental unemployment benefit, profit-sharing, pension or retirement plan, program, agreement or arrangement or any other employee benefit plan, program, agreement or arrangement, including without limitation any “employee pension benefit plan” and any “employee welfare benefit plan” as those terms are defined in Section 3 of ERISA.

“Principal Stockholders” shall mean those Persons set forth on Schedule 2.1.

“Pre-Closing Tax Period” shall have the meaning set forth in Section 4.13(a).

“Proposed Statement” shall have the meaning set forth in Section 1.6(f)(ii).

“Proprietary Asset” shall have the meaning set forth in Section 2.18(a).

“Prospectus” shall have the meaning set forth in Section 4.9(a).

“Purchaser” shall have the meaning set forth in the preamble.

“Purchaser Advisors” shall have the meaning set forth in Section 4.4.

“Purchaser Common Stock” shall mean shares of the Purchaser’s common stock, par value $0.001 per share.

“Purchaser Indemnitee” shall have the meaning set forth in Section 7.2(b).

“Qualified Bidder” shall have the meaning set forth in Section 4.3(b).

“Real Property” means all the real property, facilities and fixtures that (i) are owned by the Company, directly or indirectly, (ii) are leased or, in the case of fixtures, otherwise owned or possessed by the Company, (iii) in connection with which the Company has entered into an option agreement, participation agreement or acquisition agreement or (iv) the Company has agreed to lease or otherwise acquire or may be obligated to lease or otherwise acquire in connection with the conduct of its business.

“Real Property Lease” means each lease and other agreement with respect to which the Company is a party or otherwise bound or affected with respect to the Real Property, except easements, rights of way, access agreements, surface damage agreements, surface use agreements or similar agreements that pertain to Real Property that is contained wholly within the boundaries of any leased Real Property.

“Registration Statement” shall have the meaning set forth in Section 4.9(a).

“Representative” shall have the meaning set forth in Section 4.3(b).

“Restricted Bidder” shall have the meaning set forth in Section 4.3(b).

“SEC” shall have the meaning set forth in Section 3.6.

“SEC Reports” shall have the meaning set forth in Section 3.6.

“Securities Act” shall mean the United States Securities Act of 1933 and all rules and regulations promulgated thereunder from time to time, in each case as amended.

“Stock Options” shall mean each unexpired and unexercised option to acquire Company Stock issued or granted pursuant to any of the Company Stock Option Plans, whether vested or unvested at the date of this Agreement, or issued or granted subsequently to the date hereof but prior to the Effective Time.

“Stock Percentage” shall have the meaning set forth in Section 1.6(e).

“Stockholder Representative” shall have the meaning set forth in Section 1.8(b).

“Stockholders” shall mean all of the stockholders of the Company.

“Stockholder Written Consent” shall have the meaning set forth in the recitals.

“Straddle Period” shall have the meaning set forth in Section 4.13(a).

“Subsidiary” shall mean, with respect to any Person, (a) any corporation more than fifty percent (50%) of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more Subsidiaries of such Person and (b) any partnership, association, joint venture or other entity in which such Person directly or indirectly through one or more Subsidiaries of such Person has more than a fifty percent (50%) equity interest.

“Superior Proposal” means a bona fide written Acquisition Proposal that: (i) includes a proposed purchase agreement with respect thereto or confirms in writing that any purchase agreement in connection therewith will be on substantially the same terms as this Agreement, (ii) is not withdrawn and is made by a third party not in breach of Section 4.3 or Section 4.7, (iii) is for a transaction that, if consummated, would result in such third party acquiring, directly or indirectly, all of the shares of Company Stock or all or substantially all of the consolidated assets of the Company and its Subsidiaries for consideration consisting of cash and/or securities, (iv) is on terms that the Board of Directors of the Company determines, in good faith after consultation with its outside legal counsel and a nationally-recognized financial advisor, superior from a financial point of view to the holders of the shares of Company Stock to the Merger, taking into account all the terms and conditions of such offer and this Agreement (including any offer by the Purchaser to amend the terms of the Merger and the other transactions contemplated by this Agreement), and (v) is reasonably likely (and at least as likely as the Merger) to be completed in accordance with its terms, taking into account all legal, financial, financing, regulatory, conditionality, timing and other aspects of the Acquisition Proposal (including the financing thereof, which must be fully committed), the Person making the proposal and the payment, if any, of the Termination Fee and Expense Reimbursement and (vi) is not subject to due diligence. An Acquisition Proposal that contains a financing or funding condition, restricts in any way or conditions the ability of the Company to seek specific performance to cause the transactions contemplated thereby to be consummated on receipt of funds or compliance with financing commitments from any Person or otherwise may not be consummated without the receipt of funds from any Person other than the Person(s) making the Acquisition Proposal or its or their respective Affiliates shall be deemed not to be a Superior Proposal.

“Survival Period” shall have the meaning set forth in Section 7.1.

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Takeover Statute” shall have the meaning set forth in Section 2.15(d).

“Tax(es)” shall mean any tax or similar governmental charge, impost or levy (including, without limitation, income taxes, franchise taxes, transfer taxes or fees, sales taxes, use taxes, gross receipts taxes, value added taxes, employment taxes, excise taxes, ad valorem taxes, property taxes, withholding taxes, payroll taxes, minimum taxes or windfall profit taxes) together with any related penalties, fines, additions to tax or interest imposed by the United States or any state, county, local or foreign government or subdivision or agency thereof.

“Tax Return(s)” shall mean any return (including any information return), report, statement, schedule, notice, form, estimate, or declaration of estimated tax required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax.

“Termination Fee” shall mean a cash amount equal to Seven Million Five Hundred Thousand Dollars ($7,500,000).

“Third Party Claim” shall have the meaning set forth in Section 7.2(f).

“Transaction Bonuses” shall have the meaning set forth in Section 1.6(e)(xiv).

“Transaction Documents” shall have the meaning set forth in Section 1.10.

“Transaction Expenses” shall have the meaning set forth in Section 1.6(e).

“Transaction Expense Exclusion” shall have the meaning set forth in the definition of Transaction Expenses.

“Voting Agreement” shall have the meaning set forth in the recitals.

“Warrant” shall mean a warrant certificate to purchase shares of Purchaser Common Stock in substantially the form attached to the Warrant Agreement which is attached hereto in substantially the form as Exhibit K.

9.2     Expenses. Except as otherwise provided in this Agreement, each party hereto shall pay all of its own expenses relating to the transactions contemplated by this Agreement, including without limitation the fees and expenses of its respective counsel and advisers.

9.3     Recovery of Litigation Costs. Except as otherwise provided in Section 1.6(f)(ii), if any legal action or arbitration or other proceeding is brought for the enforcement of this Agreement, or based on an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of the Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys’ fees and other costs and expenses incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

9.4     Other Remedies. Except as specifically provided in Section 7.2, nothing in this Agreement shall limit or restrict in any manner any other rights or remedies any party hereto may have against any other party hereto at Law, in equity or otherwise, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.5     Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the other party has an adequate remedy at Law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

9.6     Governing Law.

(a)     The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the Laws of the State of Delaware, without regard to the choice of Law principles thereof. The parties acknowledge and agree that this Agreement is being executed and delivered in the State of Delaware. Each of the parties hereby irrevocably submits to the non-exclusive jurisdiction of Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, in any action, suit or proceeding with respect to this Agreement. Each party irrevocably agrees that service of process upon such party at the address so provided in Section 9.9 shall be deemed in every respect effective service of process upon such party in any such action, suit or proceeding.

(b)      Notwithstanding anything in Section 9.6(a) to the contrary, each of the parties hereto agrees that it will not bring or support any action, suit or proceeding (whether at law, in equity, in contract, in tort or otherwise) against the lenders or lenders, as applicable, party to the Commitment Letter or any other Persons that have committed to provide or otherwise entered into agreements (other than the Purchaser and the Merger Sub) in connection with the Financing or other financings in connection with the transactions contemplated hereby (each such Person, a “Debt Financing Source”) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). The provisions of this Section 9.6(b) shall be enforceable by each Debt Financing Source, its Affiliates and their respective successors and permitted.

(c)     Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating to the Commitment Letter or the performance thereof.

9.7     Further Assurances. In addition to the actions, documents and instruments specifically required by this Agreement or any other Transaction Document to be taken or delivered on or before the Closing Date or from time to time thereafter, each of the parties to this Agreement shall, before and after the Closing Date, without further consideration, take such other actions and execute and deliver such other documents and instruments as another party hereto reasonably may request in order to effect and perfect the transactions contemplated by this Agreement and the other Transaction Documents.

9.8     Table of Contents; Captions. The table of contents and the Article and Section captions used in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

9.9     Notices. Notice or other communications required or permitted hereunder shall be deemed to have been sufficiently given (i) five (5) Business Days following deposit in the mails if sent by registered or certified mail, postage prepaid, (ii) when sent, if sent by facsimile transmission, if receipt thereof is confirmed by telephone, (iii) when delivered, if delivered personally to the intended recipient and (iv) two (2) Business Days following deposit with a nationally recognized overnight courier service, in each case addressed as follows:

If to the Purchaser or Merger Sub, to:

Primo Water Corporation

101 North Cherry Street, Suite 501

Winston-Salem, NC 27101

Attn: Billy D. Prim

with a copy to its counsel:

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Wells Fargo Capitol Center
150 Fayetteville Street, Suite 2300

Raleigh, North Carolina 27601

Attention: Gerald F. Roach, Esq.

If to the Company or, before the Closing, any Company Holder, to:

Glacier Water Services, Inc.

1385 Park Center Dr.

Vista, California 92081

Attention: Brian McInerney

and, as to the Company before the Closing, and as to any Company Holder or the Stockholder Representative before or after the Closing, to:

Kayne Anderson Capital Advisors, LP

1800 Avenue of the Stars, Third Floor

Los Angeles, California 90067

Attention: David Shladovsky

with a copy to, as to the Company before the Closing, and as to any Company Holder or the Stockholder Representative before or after the Closing:

Ervin Cohen & Jessup LLP

9401 Wilshire Blvd., 9th Floor
Beverly Hills, California 90212

Attention: Howard F. Hart, Esq.

or to such other address or number as shall be furnished in writing by any such party in such manner, and such notice or communication shall be deemed to have been given as of the date so delivered, sent by telecopier or mailed.

9.10     Assignment. This Agreement may not be transferred, assigned, pledged or hypothecated by any party hereto without the other parties’ prior written consent; provided, however, that this Agreement may be collaterally assigned by the Purchaser or any of its Affiliates to its lenders (including without limitation the Debt Financing Sources) without the consent of any other party. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

9.11     Counterparts. This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument. The facsimile or electronic “.pdf” transmission or retransmission of any original signed counterpart to this Agreement or any document or agreement contemplated hereby (including any amendment hereto or thereto) shall be deemed to be delivery of an original counterpart thereof for all purposes.

9.12     Entire Agreement. This Agreement, together with the other documents referred to herein which form a part hereof, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter, other than the Confidentiality Agreement. All exhibits and schedules referred to in this Agreement are intended to be and hereby are specifically made a part of this Agreement.

9.13     Amendments. This Agreement may not be changed, and any of the terms, covenants, representations, warranties and conditions cannot be waived, except pursuant to an instrument in writing signed by the Purchaser and the Company or, in the case of a waiver, by the party waiving compliance.

9.14     Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

9.15     Third Party Beneficiaries. Except as otherwise provided in Article VII, each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person or entity other than the parties hereto.

9.16     Interpretation. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. The term “made available”, with respect to any document, means that such document was uploaded or otherwise contained in the electronic data room hosted by IntraLinks, Inc. and maintained by the Company not less than three (3) Business Days prior to the date of this Agreement. Any references to the Company in this Agreement shall include the Subsidiaries of the Company (other than where the context clearly indicates otherwise).

[signatures appear on the following pages]

[signature page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Purchaser, Merger Sub, the Company and the Stockholder Representative have caused their respective names to be hereunto subscribed individually or by their respective officers thereunto duly authorized, as the case may be, all as of the day and year first above written.

THE PURCHASER:

PRIMO WATER CORPORATION

By: /s/ Billy D. Prim

Name: Billy D. Prim

Title: Chairman and Chief Executive Officer

MERGER SUB:

PRIMO SUBSIDIARY, INC.

By: /s/ Mark Castaneda

Name: Mark Castaneda

Title: President

THE COMPANY:

GLACIER WATER SERVICES, INC.

By: /s/ Brian McInerney

Name: Brian McInerney

Title: President and CEO

STOCKHOLDER REPRESENTATIVE:

/s/ David Shladovsky
David Shladovsky, an individual

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